UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal period ended June 30, 2026

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1717 E Cary St., Richmond, Virginia, 23223
(Full mailing address of principal executive offices)

804-510-0638
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Since its formation June 16, 2020, VV Markets, a Delaware series limited liability company (“VV Markets”, “we”, “us”, “our”, or “the Company”), has been engaged primarily in acquiring and managing investment grade collectible wines and spirits for the benefit of our investors. VinVesto, Inc. d/b/a Vint is the manager of our Company (“our Manager”) and serves as the manager for each series of our Company. We offer and sell interests under Regulation A, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in a number of separate individual series (each, a “Series”), and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular Series. The sole assets of any given Series at the time of an offering are the underlying assets related to such Series.

During the six months ended June 30, 2026, our Manager made the decision to discontinue its operations and liquidate its assets. On May 1, 2026, our Manager entered into an engagement letter with G2 Capital Advisors, LLC (“G2”) pursuant to which G2 agreed to execute a wind-down of our Manager and its operations. On May 7, 2026, the Board of Directors of our Manager appointed Daniel Devorsetz as Chief Restructuring Officer of our Manager to manage the wind-down of our Manager, which will include, but is not limited to, settling the remaining obligations of the Manager, liquidating our Manager’s assets, distributing remaining funds to stockholders of the Manager, and dissolving the Manager’s corporate entity. As a subsidiary of the Manager, the Company will be dissolved as part of the wind-down of the Manager.

The contemplated wind-down of the Company includes liquidating the assets of the Company and each Series, paying or making provision for their respective obligations and applicable wind-down expenses, and distributing any remaining proceeds to the applicable holders in accordance with the limited liability company agreement, applicable Series designations, and Delaware law. The process is expected to culminate in the termination of all Series and cancellation of the Company’s certificate of formation.

As of the date of this report, the wind-down remains ongoing, and the Manager of the Company is devoting substantially all its efforts to the administration of the existing Series pending their termination, the orderly sale of the underlying assets held by our Series and the distribution of any remaining assets to the interest holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any obligation to reimburse any Operating Expenses related to an asset or the Series).

Additional sales of Series’ collectible assets have occurred in July, August, and September of 2026. Management estimates all collectible assets will be sold and distributions of remaining assets to Series interest holders will be made by the end of 2026. Distribution amounts cannot be finalized until all remaining sales of collectible assets have been completed and a final reconciliation of proceeds and operating expenses associated with the wind-down is complete.

As of June 30, 2026, the following Series have been authorized by the Company:

Series Name	Qualification Date	Underlying Assets
VV-0001	4/26/2021	California Collection
VV-PNST	6/29/2021	Laurent Ponsot Collection
VV-SUPR	6/29/2021	Super Tuscan Collection
VV-CHAM	6/29/2021	Champagne Collection
VV-STEML	6/29/2021	St. Emillion Collection
VV-MACAL	8/5/2021	Macallan Fine & Rare Collection
VV-BOWCK	8/5/2021	Bowmore Cask Collection
VV-FUTUR	8/5/2021	Bordeaux 2020 Futures Collection
VV-BDX	8/5/2021	Bordeaux Classics Collection
VV-SPAN	8/5/2021	Spanish Collection
VV-DRC	10/27/2021	DRC Collection
VV-NAPA	10/27/2021	Napa 2018 Collection
VV-RHONE	10/27/2021	Domaines of Rhone Collection
VV-PDMT	10/27/2021	Piemonte Collection
VV-JPWY	10/27/2021	Karuizawa “36 Views of Mt. Fuji”
VV-PTRS	10/27/2021	Petrus Collection
VV-ROSE	3/8/2022	Rosé Champagne Collection
VV-BOD10	3/8/2022	2010 Decade Collection
VV-WBURG	3/8/2022	White Burgundy Collection
VV-GERM	3/8/2022	German Collection
VV-LAF10	3/8/2022	Lafite 10-Year Vertical Collection
VV-MACAL50	3/8/2022	Macallan 50 Year Old Collection
VV-JYFT	3/8/2022	Joy Fantastic Vint Primeur Collection
VV-GPS	3/8/2022	Glenfarclas Pagoda Series
VV-BDMA	6/6/2022	Brunello di Montalcino All-Stars Collection
VV-CDCV	6/6/2022	Comtes de Champagne Vertical Collection
VV-DRCH	6/6/2022	Domaine de la Romanée-Conti Horizontal Collection
VV-MR19	6/6/2022	Mouton Rothschild 2019 Collection
VV-SCRV	6/6/2022	Screaming Eagle ‘17, ‘18, ‘19 Collection

VV-BDXM1	7/1/2022	Bordeaux Superstars in Magnum Collection
VV-CB100	7/1/2022	Cheval Blanc 100-Point Collection
VV-JSCV	7/1/2022	Jacques Selosse Champagne Mini Vertical Collection
VV-KGC1	7/1/2022	Karuizawa Geisha Collection
VV-LR15	7/1/2022	Domaine Leroy 2015 Collection
VV-PFGV	7/1/2022	Penfolds Grange Vertical Collection
VV-BDX2K	7/29/2022	Bordeaux Millennium Collection
VV-BXEP21	7/29/2022	Bordeaux En Primeur 2021 Collection
VV-CDVM	7/29/2022	Vogue Musigny Vertical Collection
VV-CHBL1	7/29/2022	Domaine Raveneau Collection
VV-DRC15	7/29/2022	DRC 2015 Assortment Collection
VV-DRCRC1	7/29/2022	DRC Romanée-Conti 2018 Collection
VV-KGC2	7/29/2022	Karuizawa Sapphire Geisha Collection
VV-MACAL2	7/29/2022	The Macallan Red 71 Collection
VV-MACAL3	7/29/2022	The Macallan Red 78 Collection
VV-MVRW	7/29/2022	Midleton Silent Distillery Collection
VV-POM1	7/29/2022	Pomerol Rarities Collection
VV-BOW50	2/17/2023	Bowmore 50 Year Old Collection
VV-CCC1	2/17/2023	Cristal Champagne Collection
VV-DL19	2/17/2023	Domaine Leflaive 2019 Grand Cru Collection
VV-DRCH17	2/17/2023	Domaine de la Romanée-Conti 2017 Horizontal Collection
VV-HAWV	2/17/2023	Hundred Acre Vertical Collection
VV-LAF19	2/17/2023	Lafite Rothschild 2019 Collection
VV-MACFC	2/17/2023	Macallan Archival Folio Collection
VV-MARG1	2/17/2023	Château Margaux Vertical Collection
VV-RTBC	2/17/2023	2019 Rousseau “Trinity” Burgundy Collection
VV-SAIC	2/17/2023	South American Icons Collection
VV-TLC1	2/17/2023	Tuscan Legends Collection
VV-BOW2	3/1/2023	Bowmore Black and Gold Collection
VV-DP08	3/1/2023	2008 Dom Perignon Collection
VV-DRC09	3/1/2023	2009 DRC Romanée-Conti Collection
VV-DRCH14	3/1/2023	2014 DRC Assortment Case Collection
VV-DRCH19	3/1/2023	2019 DRC Assortment Collection
VV-ITRC	3/1/2023	Italian Rarities Collection
VV-KCSK	3/1/2023	Karuizawa Cask Collection
VV-KGC3	3/1/2023	Karuizawa Pearl Geisha Collection
VV-KGC4	3/1/2023	Karuizawa Golden Geisha Collection
VV-MACAL4	3/1/2023	The Macallan Exceptional Cask Collection
VV-YAM1	3/1/2023	The Yamazaki 25 YO Collection
VV-BOMA	5/12/2023	Bonnes Mares Collection
VV-CHJC	5/12/2023	Champagne Jewels Collection
VV-GUGL1	5/12/2023	Guigal 2019 La Las Collection
VV-HBC1	5/12/2023	Haut Brion & La Mission Collection
VV-HIB1	5/12/2023	Hibiki Kutani Collection
VV-KGC5	5/12/2023	Karuizawa Geisha Collection #5
VV-LAT1	5/12/2023	2015 Latour Collection
VV-LBV1	5/12/2023	Left Bank Bordeaux Values

VV-RBV1	5/12/2023	Right Bank Bordeaux Values
VV-SCC1	5/12/2023	Superlative Scotch Cask Collection
VV-SPAN2	5/12/2023	Vega Sicilia Unico Collection
VV-KGC6	5/12/2023	Karuizawa Geisha Collection #6
VV-AMW1	7/20/2023	American Whiskey Collection
VV-BURGS1	7/20/2023	2020 Burgundy Stars
VV-CALC1	7/20/2023	2019 California Cults Collection
VV-CHAM2	7/20/2023	Champagne Stars #2
VV-GCW1	7/20/2023	2020 Grand Cru Whites
VV-HCC1	7/20/2023	Hanyu Cask Collection
VV-MACAL5	7/20/2023	The Macallan Red Collection
VV-MACAL6	7/20/2023	Tales of The Macallan Collection
VV-SCC2	7/20/2023	Superlative Scottish Casks #2
VV-SUPR2	7/20/2023	2020 Super Tuscans
VV-RB22	7/25/2023	Right Bank 2022 En Primeur Collection
VV-KKCSK	10/16/2023	Kiyokawa Cask Collection
VV-CDP1	10/16/2023	Chateauneuf du Pape Champions Collection
VV-RUM1	10/16/2023	Rare Rum Cask Collection
VV-HPHH	10/16/2023	Highland Park Hogshead Collection
VV-JPNW	10/16/2023	Japanese Whisky Icons Collection

Subsequent to June 30, 2026, no additional Series have been authorized by the Company.

Operating Results For The Six Months Ended June 30, 2026 And 2025

Revenues

Revenues are generated at the Series level. During the six months ended June 30, 2026, the Company authorized zero (0) Series. For the six months ended June 30, 2026, sixty-five (65) Series generated revenues of $1,622,890 from the sale of underlying assets held by those Series.

Revenue generated during the six months ended June 30, 2026 by each Series that generated revenues during this period is set forth in the table below.

Series Name	Revenue (During the Six Months Ended June 30, 2026)
VV-STEML	$6,266
VV-SUPR	$3,683
VV-BDX	$25,143
VV-MACAL	$34,336
VV-SPAN	$17,231
VV-FUTUR	$2,445
VV-DRC	$91,914
VV-NAPA	$11,469
VV-RHONE	$9,931
VV-JPWY	$57,745
VV-PDMT	$46,730
VV-BOD10	$39,347
VV-ROSE	$5,138
VV-GPS	$85,285
VV-LAF10	$8,856
VV-BDMA	$705

VV-DRCH	$33,307
VV-MACAL50	$41,221
VV-GERM	$1,002
VV-LR15	$32,953
VV-JSCV	$27,215
VV-CB100	$3,056
VV-KGC1	$34,336
VV-DRC15	$41,822
VV-BDXM1	$16,999
VV-PFGV	$8,928
VV-WBURG	$54,776
VV-KGC2	$19,878
VV-MACAL2	$43,975
VV-MVRW	$30,205
VV-CDVM	$24,145
VV-MACAL3	$43,975
VV-POM1	$35,011
VV-BXEP21	$22,378
VV-DRCH17	$42,061
VV-MACFC	$15,953
VV-CCC1	$4,149
VV-TLC1	$5,167
VV-RTBC	$24,062
VV-MARG1	$7,526
VV-SAIC	$15,099
VV-DRCH14	$41,155
VV-HAWV	$31,355
VV-DL19	$23,600
VV-DRC09	$56,827
VV-ITRC	$22,949
VV-YAM1	$4,800
VV-LBV1	$2,874
VV-GUGL1	$10,992
VV-DRCH19	$23,466
VV-BOMA	$14,878
VV-CHJC	$17,782
VV-HBC1	$22,760
VV-LAT1	$40,507
VV-SPAN2	$873
VV-GCW1	$13,276
VV-HCC1	$72,000
VV-CALC1	$16,970
VV-RBV1	$678
VV-SUPR2	$1,090
VV-AMW1	$7,200
VV-KKCSK	$75,600
VV-RB22	$9,204

VV-BURGS1	$35,424
VV-CDP1	$1,208
Total	$1,622,890

The revenues generated during the six months ended June 30, 2026 were approximately 550% higher than revenues generated during the six months ended June 30, 2025, when twenty-eight (28) Series generated revenues of $249,761 from the partial sale of underlying assets held by those Series.

Subsequent to June 30, 2026, additional sales of Series’ collectible assets occurred in July, August, and September of 2026. Management estimates all collectible assets will be sold and distributions of remaining assets to Series interest holders will be made by the end of 2026.

Cost of Goods Sold and Gross Profit (or Loss)

Cost of Goods Sold is comprised of the price paid for the assets sold by our Series. For the six months ended June 30, 2026, our Series incurred Cost of Goods Sold of $2,426,147, resulting in a gross loss of $803,257. For the six months ended June 30, 2025, Cost of Goods Sold incurred by our Series was $252,065, resulting in a gross loss of $2,303 for that period.

Operating Expenses

Operating expenses are incurred at the Series level. From inception, the Company and the Series have financed their business activities through the proceeds of the Series’ offerings under Regulation A, proceeds from the sale of underlying assets and capital contributions from the Manager to the Company and the individual Series.

Total operating expenses incurred by the Series during the six months ended June 30, 2026 and 2025 are summarized in the table below.

Operating Expenses	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
Broker Dealer Expenses	$9,500	$0
Interests Issued to Manager	$0	$0
Storage & Maintenance	$0	$0
Shipping & Transportation	$0	$0
Insurance	$0	$0
Audit & Tax	$13,000	$15,000
Sourcing Fee	$0	$0
Orderly Wind Down & Dissolution Expenses	$271,329	$0
Total Operating Expenses	$293,829	$15,000

The significant increase in operating expenses for the six months ended June 30, 2026 compared to the same period in 2025 is primarily the result of $271,329 in professional fees related to the orderly sale of the underlying assets held by the Series and management of wind-down affairs – efforts that were not in effect during the six months ended June 30, 2025.

Each individual Series listed in the tables below is responsible for its own operating expenses. A Series becomes responsible for its own operating expenses at the close of its respective offering. Pre-closing operating expenses of a Series were incurred on the books of the Company, and post-closing operating expenses of a Series were incurred and recorded on the books of the Series. Our Manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each Series offering.

The following tables summarize the amount of operating expenses incurred by each Series of the Company for the six-month periods ended June 30, 2026 and 2025.

Broker Dealer Expenses

Series	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
VV-0001	$0	$0
VV-PNST	$51	$0
VV-STEML	$73	$0
VV-SUPR	$82	$0
VV-CHAM	$83	$0
VV-BDX	$97	$0
VV-MACAL	$97	$0
VV-SPAN	$96	$0
VV-BOWCK	$0	$0
VV-FUTUR	$128	$0
VV-DRC	$156	$0
VV-NAPA	$161	$0
VV-RHONE	$174	$0
VV-PTRS	$33	$0
VV-JPWY	$212	$0
VV-PDMT	$176	$0
VV-BOD10	$112	$0
VV-ROSE	$47	$0
VV-GPS	$136	$0
VV-LAF10	$136	$0
VV-JYFT	$26	$0
VV-MR19	$29	$0
VV-BDMA	$48	$0
VV-DRCH	$59	$0
VV-MACAL50	$131	$0
VV-GERM	$60	$0
VV-LR15	$71	$0
VV-JSCV	$67	$0
VV-SCRV	$149	$0
VV-CDCV	$42	$0
VV-CB100	$63	$0
VV-KGC1	$85	$0
VV-DRC15	$86	$0
VV-CHBL1	$33	$0
VV-BDXM1	$214	$0
VV-PFGV	$88	$0
VV-WBURG	$157	$0
VV-KGC2	$170	$0
VV-MACAL2	$114	$0
VV-MVRW	$162	$0
VV-DRCRC1	$113	$0
VV-CDVM	$108	$0
VV-MACAL3	$137	$0
VV-POM1	$118	$0
VV-BXEP21	$247	$0

VV-DRCH17	$94	$0
VV-MACFC	$69	$0
VV-BOW50	$48	$0
VV-CCC1	$93	$0
VV-TLC1	$84	$0
VV-RTBC	$108	$0
VV-MARG1	$105	$0
VV-SAIC	$66	$0
VV-BDX2K	$187	$0
VV-DRCH14	$82	$0
VV-HAWV	$60	$0
VV-MACAL4	$72	$0
VV-LAF19	$48	$0
VV-KGC3	$100	$0
VV-KGC4	$54	$0
VV-DP08	$92	$0
VV-DL19	$67	$0
VV-DRC09	$116	$0
VV-ITRC	$75	$0
VV-BOW2	$50	$0
VV-KCSK	$330	$0
VV-YAM1	$38	$0
VV-LBV1	$109	$0
VV-SCC1	$67	$0
VV-GUGL1	$65	$0
VV-DRCH19	$212	$0
VV-BOMA	$80	$0
VV-KGC5	$59	$0
VV-CHJC	$76	$0
VV-HIB1	$68	$0
VV-HBC1	$133	$0
VV-LAT1	$91	$0
VV-SPAN2	$78	$0
VV-KGC6	$70	$0
VV-SCC2	$123	$0
VV-GCW1	$57	$0
VV-MACAL5	$222	$0
VV-HCC1	$123	$0
VV-CALC1	$111	$0
VV-MACAL6	$112	$0
VV-RBV1	$102	$0
VV-SUPR2	$55	$0
VV-AMW1	$137	$0
VV-JPNW	$52	$0
VV-KKCSK	$128	$0
VV-RUM1	$84	$0
VV-HPHH	$90	$0

VV-RB22	$60	$0
VV-CHAM2	$105	$0
VV-BURGS1	$107	$0
VV-CDP1	$61	$0
Total	$9,500	$0

Audit and Tax Expenses

The following table summarizes the audit and tax expenses incurred by the Series for the six months ended June 30, 2026 and 2025. The credit shown for VV-0001 for the six months ended June 30, 2025 reflects a true-up recorded in that period for audit and tax expenses over-accrued in 2024. Amounts are rounded to the nearest dollar and, as a result, may not sum to the totals shown.

Series	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
VV-0001	$0	$(685)
VV-PNST	$138	$28
VV-STEML	$138	$375
VV-SUPR	$138	$104
VV-CHAM	$138	$722
VV-BDX	$138	$108
VV-MACAL	$138	$33
VV-SPAN	$138	$630
VV-BOWCK	$0	$31
VV-FUTUR	$138	$44
VV-DRC	$138	$53
VV-NAPA	$138	$311
VV-RHONE	$138	$383
VV-PTRS	$138	$11
VV-JPWY	$138	$73
VV-PDMT	$138	$60
VV-BOD10	$138	$149
VV-ROSE	$138	$70
VV-GPS	$138	$50
VV-LAF10	$138	$47
VV-JYFT	$138	$8
VV-MR19	$138	$11
VV-BDMA	$138	$849
VV-DRCH	$138	$21
VV-MACAL50	$138	$45
VV-GERM	$138	$100
VV-LR15	$138	$27
VV-JSCV	$138	$24
VV-SCRV	$138	$51
VV-CDCV	$138	$46
VV-CB100	$138	$22
VV-KGC1	$138	$29
VV-DRC15	$138	$30

VV-CHBL1	$138	$1,502
VV-BDXM1	$138	$252
VV-PFGV	$138	$820
VV-WBURG	$138	$615
VV-KGC2	$138	$62
VV-MACAL2	$138	$41
VV-MVRW	$138	$61
VV-DRCRC1	$138	$39
VV-CDVM	$138	$39
VV-MACAL3	$138	$51
VV-POM1	$138	$225
VV-BXEP21	$138	$199
VV-DRCH17	$138	$124
VV-MACFC	$138	$26
VV-BOW50	$138	$23
VV-CCC1	$138	$34
VV-TLC1	$138	$31
VV-RTBC	$138	$40
VV-MARG1	$138	$38
VV-SAIC	$138	$256
VV-BDX2K	$138	$2,811
VV-DRCH14	$138	$28
VV-HAWV	$138	$21
VV-MACAL4	$138	$31
VV-LAF19	$138	$18
VV-KGC3	$138	$34
VV-KGC4	$138	$25
VV-DP08	$138	$33
VV-DL19	$138	$25
VV-DRC09	$138	$41
VV-ITRC	$138	$380
VV-BOW2	$138	$22
VV-KCSK	$138	$0
VV-YAM1	$138	$15
VV-LBV1	$138	$40
VV-SCC1	$138	$23
VV-GUGL1	$138	$173
VV-DRCH19	$138	$76
VV-BOMA	$138	$27
VV-KGC5	$138	$21
VV-CHJC	$138	$135
VV-HIB1	$138	$25
VV-HBC1	$138	$48
VV-LAT1	$138	$86
VV-SPAN2	$138	$467
VV-KGC6	$138	$25
VV-SCC2	$138	$44

VV-GCW1	$138	$313
VV-MACAL5	$138	$84
VV-HCC1	$138	$46
VV-CALC1	$138	$39
VV-MACAL6	$138	$44
VV-RBV1	$138	$621
VV-SUPR2	$138	$377
VV-AMW1	$138	$51
VV-JPNW	$138	$20
VV-KKCSK	$138	$0
VV-RUM1	$138	$32
VV-HPHH	$138	$35
VV-RB22	$138	$22
VV-CHAM2	$138	$38
VV-BURGS1	$138	$39
VV-CDP1	$138	$225
Total	$13,000	$15,000

Orderly Wind Down & Dissolution Expenses

The following table summarizes the Orderly Wind Down & Dissolution Expenses (i.e. expenses related to the wind-down of our Company) incurred by the Series for the six months ended June 30, 2026. No Orderly Wind Down & Dissolution Expenses were incurred during the six months ended June 30, 2025.

Series	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
VV-0001	$0	$0
VV-PNST	$1,463	$0
VV-STEML	$2,077	$0
VV-SUPR	$2,333	$0
VV-CHAM	$2,377	$0
VV-BDX	$2,772	$0
VV-MACAL	$2,757	$0
VV-SPAN	$2,735	$0
VV-BOWCK	$0	$0
VV-FUTUR	$3,666	$0
VV-DRC	$4,445	$0
VV-NAPA	$4,604	$0
VV-RHONE	$4,962	$0
VV-PTRS	$947	$0
VV-JPWY	$6,052	$0
VV-PDMT	$5,013	$0
VV-BOD10	$3,213	$0
VV-ROSE	$1,328	$0
VV-GPS	$3,896	$0
VV-LAF10	$3,892	$0
VV-JYFT	$731	$0
VV-MR19	$842	$0

VV-BDMA	$1,367	$0
VV-DRCH	$1,697	$0
VV-MACAL50	$3,730	$0
VV-GERM	$1,708	$0
VV-LR15	$2,027	$0
VV-JSCV	$1,926	$0
VV-SCRV	$4,244	$0
VV-CDCV	$1,201	$0
VV-CB100	$1,789	$0
VV-KGC1	$2,414	$0
VV-DRC15	$2,457	$0
VV-CHBL1	$934	$0
VV-BDXM1	$6,104	$0
VV-PFGV	$2,499	$0
VV-WBURG	$4,470	$0
VV-KGC2	$4,854	$0
VV-MACAL2	$3,262	$0
VV-MVRW	$4,614	$0
VV-DRCRC1	$3,228	$0
VV-CDVM	$3,082	$0
VV-MACAL3	$3,908	$0
VV-POM1	$3,369	$0
VV-BXEP21	$7,064	$0
VV-DRCH17	$2,693	$0
VV-MACFC	$1,976	$0
VV-BOW50	$1,371	$0
VV-CCC1	$2,643	$0
VV-TLC1	$2,409	$0
VV-RTBC	$3,078	$0
VV-MARG1	$2,988	$0
VV-SAIC	$1,898	$0
VV-BDX2K	$5,353	$0
VV-DRCH14	$2,329	$0
VV-HAWV	$1,706	$0
VV-MACAL4	$2,056	$0
VV-LAF19	$1,360	$0
VV-KGC3	$2,852	$0
VV-KGC4	$1,545	$0
VV-DP08	$2,633	$0
VV-DL19	$1,925	$0
VV-DRC09	$3,308	$0
VV-ITRC	$2,149	$0
VV-BOW2	$1,432	$0
VV-KCSK	$9,434	$0
VV-YAM1	$1,077	$0
VV-LBV1	$3,102	$0
VV-SCC1	$1,908	$0

VV-GUGL1	$1,861	$0
VV-DRCH19	$6,063	$0
VV-BOMA	$2,274	$0
VV-KGC5	$1,678	$0
VV-CHJC	$2,166	$0
VV-HIB1	$1,933	$0
VV-HBC1	$3,807	$0
VV-LAT1	$2,605	$0
VV-SPAN2	$2,237	$0
VV-KGC6	$2,011	$0
VV-SCC2	$3,513	$0
VV-GCW1	$1,641	$0
VV-MACAL5	$6,351	$0
VV-HCC1	$3,510	$0
VV-CALC1	$3,177	$0
VV-MACAL6	$3,186	$0
VV-RBV1	$2,924	$0
VV-SUPR2	$1,563	$0
VV-AMW1	$3,917	$0
VV-JPNW	$1,496	$0
VV-KKCSK	$3,657	$0
VV-RUM1	$2,398	$0
VV-HPHH	$2,578	$0
VV-RB22	$1,727	$0
VV-CHAM2	$2,986	$0
VV-BURGS1	$3,057	$0
VV-CDP1	$1,738	$0
Total	$271,329	$0

Other Expenses

We incurred no other expenses for the six months ended June 30, 2026 and 2025.

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $1,097,086 for the six months ended June 30, 2026, compared to a net loss of $17,303 for the six months ended June 30, 2025.

Liquidity And Capital Resources

From inception, our Company and each Series have financed their business activities through the proceeds of the Series’ offerings under Regulation A, proceeds from the sale of underlying assets and capital contributions to the Company and individual Series from our Manager. Given that our Company is no longer pursuing offerings, and that our Manager is being wound down, the only anticipated sources of capital available to the Company and the Series going forward are cash held by the Series and proceeds from the sale of the remaining underlying assets. Because our Manager has decided to wind down the Company and the Series, there is substantial doubt about the Company’s ability to continue as a going concern for the twelve months following the date of this report. As disclosed elsewhere in this report, the Company is focusing efforts on the orderly sale of the underlying assets held by our Series.

Collectively, our Series had $2,925,610 in cash and cash equivalents as of June 30, 2026 to cover future operating expenses and distributions to Series interest holders.

Asset Liquidity

As part of the wind-down, our Manager is seeking to sell all of the remaining underlying assets held by our Series. Interest holders are expected to obtain liquidity for their interests through distributions of the net proceeds of those sales. A secondary market for Series interests does not currently exist, and we do not expect one to develop prior to the termination of the Series.

Following the sale of a Series’ underlying assets, our Manager will distribute the net proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the applicable insurance contract) to the interest holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any obligation to reimburse any Operating Expenses related to an asset or the Series at that time).

Cash and Cash Equivalent Balances

As of June 30, 2026, the Company itself had $0 in cash or cash equivalents. Cash is held at the Series level, and on a total consolidated basis, as of June 30, 2026, the Series collectively had $2,925,610 in cash or cash equivalents, as compared to $462,979 in cash or cash equivalents as of June 30, 2025. The following table summarizes the cash and cash equivalents by Series:

Cash and Cash Equivalents	As of June 30, 2026	As of June 30, 2025
VV-0001	$0	$0
VV-PNST	$555	$379
VV-STEML	$43,829	$10,100
VV-SUPR	$(4,757)	$1,403
VV-CHAM	$19,784	$13,562
VV-BDX	$35,554	$1,448
VV-MACAL	$31,265	$446
VV-SPAN	$26,863	$11,484
VV-BOWCK	$0	$410
VV-FUTUR	$(305)	$995
VV-DRC	$87,368	$719
VV-NAPA	$10,218	$4,177
VV-RHONE	$6,001	$6,909
VV-PTRS	$(1,492)	$152
VV-JPWY	$51,799	$981
VV-PDMT	$75,650	$811
VV-BOD10	$45,431	$10,073
VV-ROSE	$10,003	$5,644
VV-GPS	$81,266	$677
VV-LAF10	$41,025	$635
VV-JYFT	$376	$858
VV-MR19	$12,445	$147
VV-BDMA	$26,357	$15,718
VV-DRCH	$31,165	$278
VV-MACAL50	$37,300	$603
VV-GERM	$(87)	$1,343
VV-LR15	$30,558	$367
VV-JSCV	$33,568	$320
VV-SCRV	$(4,369)	$687
VV-CDCV	$1,591	$1,034
VV-CB100	$43,956	$10,916
VV-KGC1	$31,568	$394
VV-DRC15	$39,013	$399

VV-CHBL1	$20,086	$20,172
VV-BDXM1	$69,048	$12,431
VV-PFGV	$57,337	$22,403
VV-WBURG	$65,806	$8,261
VV-KGC2	$33,019	$829
VV-MACAL2	$40,486	$551
VV-MVRW	$80,579	$813
VV-DRCRC1	$(3,480)	$524
VV-CDVM	$32,302	$524
VV-MACAL3	$39,948	$682
VV-POM1	$36,424	$5,555
VV-BXEP21	$41,025	$18,138
VV-DRCH17	$40,279	$1,669
VV-MACFC	$13,590	$346
VV-BOW50	$20,232	$315
VV-CCC1	$7,881	$456
VV-TLC1	$30,104	$5,032
VV-RTBC	$20,748	$535
VV-MARG1	$56,280	$20,802
VV-SAIC	$34,830	$11,185
VV-BDX2K	$131,986	$79,368
VV-DRCH14	$38,458	$378
VV-HAWV	$29,204	$278
VV-MACAL4	$19,628	$420
VV-LAF19	$(1,830)	$241
VV-KGC3	$20,835	$451
VV-KGC4	$18,573	$336
VV-DP08	$52,064	$446
VV-DL19	$32,865	$330
VV-DRC09	$53,290	$551
VV-ITRC	$29,328	$5,106
VV-BOW2	$25,147	$294
VV-KCSK	$(10,428)	$0
VV-YAM1	$13,226	$205
VV-LBV1	$59,373	$9,558
VV-SCC1	$(2,327)	$311
VV-GUGL1	$10,114	$5,473
VV-DRCH19	$17,545	$1,017
VV-BOMA	$18,164	$367
VV-KGC5	$9,177	$278
VV-CHJC	$41,794	$7,935
VV-HIB1	$14,677	$341
VV-HBC1	$44,015	$640
VV-LAT1	$57,415	$1,934
VV-SPAN2	$27,947	$13,525
VV-KGC6	$21,596	$341
VV-SCC2	$(3,708)	$593

VV-GCW1	$19,580	$4,202
VV-MACAL5	$81,890	$1,127
VV-HCC1	$68,322	$619
VV-CALC1	$50,561	$20,402
VV-MACAL6	$34,632	$593
VV-RBV1	$61,937	$29,784
VV-SUPR2	$35,324	$7,531
VV-AMW1	$62,414	$682
VV-JPNW	$550	$262
VV-KKCSK	$71,152	$0
VV-RUM1	$(2,716)	$430
VV-HPHH	$(2,860)	$472
VV-RB22	$7,046	$294
VV-CHAM2	$12,539	$2,168
VV-BURGS1	$31,087	$524
VV-CDP1	$46,002	$27,883
Total	$2,925,610	$462,979

Series Distributions

The Series pay distributions from the cash generated from the sale of the collectible assets. During the six months ended June 30, 2026 and 2025, the Series paid $0 in distributions. The $2,532 presented as Membership Distributions/Dividends for VV-POM1 in the statements of cash flows for the six months ended June 30, 2025 represents a return of unsent funds and does not reflect a distribution paid to interest holders. We anticipate distributions will be made during 2026, following the final reconciliation of proceeds and expenses, in accordance with the terms of the Operating Agreement and applicable Series Designation for each Series that generated cash available for distribution.

Series Subscriptions

The Company issued securities under its Regulation A offerings for the underlying Series to finance the acquisition of the assets. As of June 30, 2026, the Series have issued the following interests and have received the following amounts in subscriptions.

Series	Weighted Average Membership Interests (units)	Subscriptions ($)
VV-0001	1,000	$46,000
VV-PNST	2,000	$46,000
VV-STEML	6,450	$64,500
VV-SUPR	1,986	$71,500
VV-CHAM	1,460	$73,000
VV-BDX	2,125	$85,000
VV-MACAL	1,700	$85,000
VV-SPAN	1,400	$84,000
VV-BOWCK	2,000	$94,000
VV-FUTUR	1,600	$112,000
VV-DRC	5,480	$137,000
VV-NAPA	2,840	$142,000
VV-RHONE	3,825	$153,000
VV-PTRS	500	$29,000
VV-JPWY	5,500	$187,000

VV-PDMT	3,090	$154,500
VV-BOD10	1,990	$99,500
VV-ROSE	1,000	$41,000
VV-GPS	3,000	$129,000
VV-LAF10	1,210	$121,000
VV-JYFT	800	$24,000
VV-MR19	280	$28,000
VV-BDMA	860	$43,000
VV-DRCH	530	$53,000
VV-MACAL50	5,750	$115,000
VV-GERM	1,000	$53,000
VV-LR15	700	$70,000
VV-JSCV	610	$61,000
VV-SCRV	1,310	$131,000
VV-CDCV	760	$38,000
VV-CB100	570	$57,000
VV-KGC1	1,500	$75,000
VV-DRC15	760	$76,000
VV-CHBL1	600	$30,000
VV-BDXM1	4,000	$200,000
VV-PFGV	1,640	$82,000
VV-WBURG	4,600	$138,000
VV-KGC2	1,580	$158,000
VV-MACAL2	1,050	$105,000
VV-MVRW	3,100	$155,000
VV-DRCRC1	1,000	$100,000
VV-CDVM	1,000	$100,000
VV-MACAL3	1,300	$130,000
VV-POM1	1,100	$110,000
VV-BXEP21	4,600	$230,000
VV-DRCH17	880	$88,000
VV-MACFC	1,320	$66,000
VV-BOW50	600	$60,000
VV-CCC1	870	$87,000
VV-TLC1	790	$79,000
VV-RTBC	1,020	$102,000
VV-MARG1	980	$98,000
VV-SAIC	680	$68,000
VV-BDX2K	1,760	$176,000
VV-DRCH14	1,440	$72,000
VV-HAWV	1,060	$53,000
VV-MACAL4	800	$80,000
VV-LAF19	920	$46,000
VV-KGC3	860	$86,000
VV-KGC4	1,280	$64,000
VV-DP08	1,700	$85,000
VV-DL19	630	$63,000

VV-DRC09	1,050	$105,000
VV-ITRC	1,460	$73,000
VV-BOW2	1,120	$56,000
VV-KCSK	3,150	$315,000
VV-YAM1	780	$39,000
VV-LBV1	1,020	$102,000
VV-SCC1	595	$59,500
VV-GUGL1	610	$61,000
VV-DRCH19	1,940	$194,000
VV-BOMA	700	$70,000
VV-KGC5	530	$53,000
VV-CHJC	690	$69,000
VV-HIB1	650	$65,000
VV-HBC1	1,220	$122,000
VV-LAT1	820	$82,000
VV-SPAN2	720	$72,000
VV-KGC6	650	$65,000
VV-SCC2	1,130	$113,000
VV-GCW1	525	$52,500
VV-MACAL5	2,150	$215,000
VV-HCC1	1,180	$118,000
VV-CALC1	1,000	$100,000
VV-MACAL6	1,130	$113,000
VV-RBV1	950	$95,000
VV-SUPR2	495	$49,500
VV-AMW1	1,300	$130,000
VV-JPNW	500	$50,000
VV-KKCSK	1,250	$125,000
VV-RUM1	820	$82,000
VV-HPHH	900	$90,000
VV-RB22	560	$56,000
VV-CHAM2	970	$97,000
VV-BURGS1	1,000	$100,000
VV-CDP1	600	$60,000
Total	142,911	$8,937,500

Subsequent to June 30, 2026, zero (0) Series have issued interests and have received no subscriptions.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trends

As described further above in this report, the Company is currently in the process of being wound down and having its assets liquidated. We did not launch any new offerings during the six months ended June 30, 2026, and do not anticipate launching additional offerings of Series in the future. The Company plans to concentrate its resources and efforts on the administration of the existing Series pending their termination, the orderly sale of the underlying assets held by our Series and the distribution of any remaining assets to the interest holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any obligation to reimburse any Operating Expenses related to an asset or the Series).

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

VV MARKETS, LLC
CONSOLIDATED BALANCE SHEET
As of June 30, 2026 and December 31, 2025
See accompanying Notes to these Financial Statements
	As of June 30, 2026	As of December 31, 2025
ASSETS

Current Assets:
Cash and cash equivalents	$2,925,610	$1,596,549
Total Current Assets	2,925,610	1,596,549

Collectible assets	2,483,971	4,910,119

TOTAL ASSETS	$5,409,581	$6,506,667

LIABILITIES AND MEMBERS’ EQUITY

Liabilities:
Current Liabilities:
Advances from manager	$0	$0
Asset purchase payable	0	0
Total Current Liabilities	0	0

Non-current Liabilities:
None	0	0

TOTAL LIABILITIES	0	0

Members’ Equity:
Membership interest	8,937,500	8,937,500
Membership distributions	(359,712)	(359,712)
Retained earnings/(deficit), net of distributions	(2,071,121)	(1,180,220)
Net Income	(1,097,086)	(890,901)

Total Members’ Equity	5,409,581	6,506,667

TOTAL LIABILITIES AND MEMBER’S EQUITY	$5,409,581	$6,506,667

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM
ASSETS
Current Assets
Cash and Cash Equivalents	-	$555	$43,829	($4,757)	$19,784
Total Current Assets	-	$555	$43,829	($4,757)	$19,784

Collectible Assets	-	$37,590	-	$42,520	-

TOTAL ASSETS	-	$38,146	$43,829	$37,763	$19,784

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$46,000	$46,000	$64,500	$71,500	$73,000
Membership Distributions/Dividends	($53,310)	-	-	($20,920)	($63,900)
Retained Earnings	$7,310	($6,202)	($14,860)	($8,510)	$13,282
Net Income	-	($1,652)	($5,811)	($4,308)	($2,598)
Total Equity	$0	$38,146	$43,829	$37,763	$19,784
TOTAL LIABILITIES AND MEMBERS' EQUITY	$0	$38,146	$43,829	$37,763	$19,784

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR
ASSETS
Current Assets
Cash and Cash Equivalents	$35,554	$31,265	$26,863	-	($305)
Total Current Assets	$35,554	$31,265	$26,863	-	($305)

Collectible Assets	-	-	$17,526	-	$95,724

TOTAL ASSETS	$35,554	$31,265	$44,390	-	$95,419

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$85,000	$85,000	$84,000	$94,000	$112,000
Membership Distributions/Dividends	($29,624)	-	($14,494)	($120,160)	-
Retained Earnings	($9,874)	($9,680)	($7,148)	$26,160	($11,554)
Net Income	($9,948)	($44,056)	($17,969)	-	($5,028)
Total Equity	$35,554	$31,265	$44,390	-	$95,419
TOTAL LIABILITIES AND MEMBERS' EQUITY	$35,554	$31,265	$44,390	-	$95,419

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY
ASSETS
Current Assets
Cash and Cash Equivalents	$87,368	$10,218	$6,001	($1,492)	$51,799
Total Current Assets	$87,368	$10,218	$6,001	($1,492)	$51,799

Collectible Assets	-	$97,192	$103,651	$25,893	-

TOTAL ASSETS	$87,368	$107,409	$109,652	$24,401	$51,799

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$137,000	$142,000	$153,000	$29,000	$187,000
Membership Distributions/Dividends	-	($15,812)	-	-	-
Retained Earnings	($15,242)	($8,109)	($31,285)	($3,480)	($21,045)
Net Income	($34,390)	($10,670)	($12,063)	($1,118)	($114,157)
Total Equity	$87,368	$107,409	$109,652	$24,401	$51,799
TOTAL LIABILITIES AND MEMBERS' EQUITY	$87,368	$107,409	$109,652	$24,401	$51,799

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10
ASSETS
Current Assets
Cash and Cash Equivalents	$75,650	$45,431	$10,003	$81,266	$41,025
Total Current Assets	$75,650	$45,431	$10,003	$81,266	$41,025

Collectible Assets	-	-	$20,310	-	$16,719

TOTAL ASSETS	$75,650	$45,431	$30,312	$81,266	$57,744

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$154,500	$99,500	$41,000	$129,000	$121,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($37,856)	($15,542)	($5,412)	($22,299)	($51,118)
Net Income	($40,995)	($38,527)	($5,276)	($25,436)	($12,138)
Total Equity	$75,650	$45,431	$30,312	$81,266	$57,744
TOTAL LIABILITIES AND MEMBERS' EQUITY	$75,650	$45,431	$30,312	$81,266	$57,744

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50
ASSETS
Current Assets
Cash and Cash Equivalents	$376	$12,445	$26,357	$31,165	$37,300
Total Current Assets	$376	$12,445	$26,357	$31,165	$37,300

Collectible Assets	$18,800	-	$12,131	$45,659	-

TOTAL ASSETS	$19,176	$12,445	$38,489	$76,824	$37,300

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$24,000	$28,000	$43,000	$53,000	$115,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($3,929)	($14,545)	($2,468)	($6,851)	($12,922)
Net Income	($895)	($1,010)	($2,043)	$30,676	($64,777)
Total Equity	$19,176	$12,445	$38,489	$76,824	$37,300
TOTAL LIABILITIES AND MEMBERS' EQUITY	$19,176	$12,445	$38,489	$76,824	$37,300

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV
ASSETS
Current Assets
Cash and Cash Equivalents	($87)	$30,558	$33,568	($4,369)	$1,591
Total Current Assets	($87)	$30,558	$33,568	($4,369)	$1,591

Collectible Assets	$38,274	-	-	$116,067	$23,819

TOTAL ASSETS	$38,187	$30,558	$33,568	$111,698	$25,410

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$53,000	$70,000	$61,000	$131,000	$38,000
Membership Distributions/Dividends	($9,428)	-	-	-	-
Retained Earnings	($2,603)	($14,733)	($12,992)	($14,771)	($11,208)
Net Income	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)
Total Equity	$38,187	$30,558	$33,568	$111,698	$25,410
TOTAL LIABILITIES AND MEMBERS' EQUITY	$38,187	$30,558	$33,568	$111,698	$25,410

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1
ASSETS
Current Assets
Cash and Cash Equivalents	$43,956	$31,568	$39,013	$20,086	$69,048
Total Current Assets	$43,956	$31,568	$39,013	$20,086	$69,048

Collectible Assets	-	-	-	$2,952	$99,553

TOTAL ASSETS	$43,956	$31,568	$39,013	$23,037	$168,601

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$57,000	$75,000	$76,000	$30,000	$200,000
Membership Distributions/Dividends	-	-	-	($6,115)	-
Retained Earnings	($8,919)	($9,109)	($8,927)	$257	($27,454)
Net Income	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)
Total Equity	$43,956	$31,568	$39,013	$23,037	$168,601
TOTAL LIABILITIES AND MEMBERS' EQUITY	$43,956	$31,568	$39,013	$23,037	$168,601

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW
ASSETS
Current Assets
Cash and Cash Equivalents	$57,337	$65,806	$33,019	$40,486	$80,579
Total Current Assets	$57,337	$65,806	$33,019	$40,486	$80,579

Collectible Assets	$1,444	$11,064	-	-	-

TOTAL ASSETS	$58,781	$76,869	$33,019	$40,486	$80,579

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$82,000	$138,000	$158,000	$105,000	$155,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($9,783)	($16,541)	($100,259)	($15,779)	($81,777)
Net Income	($13,436)	($44,589)	($24,722)	($48,735)	$7,356
Total Equity	$58,781	$76,869	$33,019	$40,486	$80,579
TOTAL LIABILITIES AND MEMBERS' EQUITY	$58,781	$76,869	$33,019	$40,486	$80,579

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21
ASSETS
Current Assets
Cash and Cash Equivalents	($3,480)	$32,302	$39,948	$36,424	$41,025
Total Current Assets	($3,480)	$32,302	$39,948	$36,424	$41,025

Collectible Assets	$88,279	-	-	$21,293	$137,763

TOTAL ASSETS	$84,799	$32,302	$39,948	$57,716	$178,788

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$100,000	$100,000	$130,000	$110,000	$230,000
Membership Distributions/Dividends	-	-	-	($8,637)	-
Retained Earnings	($11,722)	($34,455)	($22,966)	($13,961)	($40,002)
Net Income	($3,479)	($33,243)	($67,086)	($29,686)	($11,210)
Total Equity	$84,799	$32,302	$39,948	$57,716	$178,788
TOTAL LIABILITIES AND MEMBERS' EQUITY	$84,799	$32,302	$39,948	$57,716	$178,788

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1
ASSETS
Current Assets
Cash and Cash Equivalents	$40,279	$13,590	$20,232	$7,881	$30,104
Total Current Assets	$40,279	$13,590	$20,232	$7,881	$30,104

Collectible Assets	-	-	-	$45,250	$30,282

TOTAL ASSETS	$40,279	$13,590	$20,232	$53,131	$60,386

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$88,000	$66,000	$60,000	$87,000	$79,000
Membership Distributions/Dividends	($17,313)	-	-	-	-
Retained Earnings	($8,900)	($12,129)	($38,211)	($28,724)	($14,140)
Net Income	($21,508)	($40,281)	($1,558)	($5,145)	($4,474)
Total Equity	$40,279	$13,590	$20,232	$53,131	$60,386
TOTAL LIABILITIES AND MEMBERS' EQUITY	$40,279	$13,590	$20,232	$53,131	$60,386

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14
ASSETS
Current Assets
Cash and Cash Equivalents	$20,748	$56,280	$34,830	$131,986	$38,458
Total Current Assets	$20,748	$56,280	$34,830	$131,986	$38,458

Collectible Assets	$28,440	$10,560	$9,465	$6,558	-

TOTAL ASSETS	$49,188	$66,840	$44,295	$138,544	$38,458

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$102,000	$98,000	$68,000	$176,000	$72,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($17,812)	($24,651)	($12,671)	($31,778)	($8,448)
Net Income	($34,999)	($6,509)	($11,034)	($5,679)	($25,094)
Total Equity	$49,188	$66,840	$44,295	$138,544	$38,458
TOTAL LIABILITIES AND MEMBERS' EQUITY	$49,188	$66,840	$44,295	$138,544	$38,458

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4
ASSETS
Current Assets
Cash and Cash Equivalents	$29,204	$19,628	($1,830)	$20,835	$18,573
Total Current Assets	$29,204	$19,628	($1,830)	$20,835	$18,573

Collectible Assets	$7,415	-	$37,200	-	-

TOTAL ASSETS	$36,619	$19,628	$35,370	$20,835	$18,573

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$53,000	$80,000	$46,000	$86,000	$64,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($6,597)	($58,106)	($9,084)	($62,074)	($43,690)
Net Income	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)
Total Equity	$36,619	$19,628	$35,370	$20,835	$18,573
TOTAL LIABILITIES AND MEMBERS' EQUITY	$36,619	$19,628	$35,370	$20,835	$18,573

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2
ASSETS
Current Assets
Cash and Cash Equivalents	$52,064	$32,865	$53,290	$29,328	$25,147
Total Current Assets	$52,064	$32,865	$53,290	$29,328	$25,147

Collectible Assets	-	-	-	$20,800	-

TOTAL ASSETS	$52,064	$32,865	$53,290	$50,128	$25,147

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$85,000	$63,000	$105,000	$73,000	$56,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($30,073)	($14,884)	($14,495)	($17,687)	($29,232)
Net Income	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)
Total Equity	$52,064	$32,865	$53,290	$50,128	$25,147
TOTAL LIABILITIES AND MEMBERS' EQUITY	$52,064	$32,865	$53,290	$50,128	$25,147

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1
ASSETS
Current Assets
Cash and Cash Equivalents	($10,428)	$13,226	$59,373	($2,327)	$10,114
Total Current Assets	($10,428)	$13,226	$59,373	($2,327)	$10,114

Collectible Assets	$258,000	-	$15,719	$52,172	$30,261

TOTAL ASSETS	$247,572	$13,226	$75,092	$49,845	$40,375

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$315,000	$39,000	$102,000	$59,500	$61,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($57,525)	($25,425)	($21,730)	($7,542)	($13,997)
Net Income	($9,903)	($349)	($5,179)	($2,113)	($6,628)
Total Equity	$247,572	$13,226	$75,092	$49,845	$40,375
TOTAL LIABILITIES AND MEMBERS' EQUITY	$247,572	$13,226	$75,092	$49,845	$40,375

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1
ASSETS
Current Assets
Cash and Cash Equivalents	$17,545	$18,164	$9,177	$41,794	$14,677
Total Current Assets	$17,545	$18,164	$9,177	$41,794	$14,677

Collectible Assets	$125,067	$15,415	-	$14,482	-

TOTAL ASSETS	$142,612	$33,579	$9,177	$56,276	$14,677

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$194,000	$70,000	$53,000	$69,000	$65,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($27,702)	($19,901)	($41,947)	($7,558)	($48,185)
Net Income	($23,686)	($16,520)	($1,875)	($5,166)	($2,139)
Total Equity	$142,612	$33,579	$9,177	$56,276	$14,677
TOTAL LIABILITIES AND MEMBERS' EQUITY	$142,612	$33,579	$9,177	$56,276	$14,677

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2
ASSETS
Current Assets
Cash and Cash Equivalents	$44,015	$57,415	$27,947	$21,596	($3,708)
Total Current Assets	$44,015	$57,415	$27,947	$21,596	($3,708)

Collectible Assets	$31,177	-	$32,753	-	$96,086

TOTAL ASSETS	$75,192	$57,415	$60,701	$21,596	$92,378

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$122,000	$82,000	$72,000	$65,000	$113,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($33,245)	($10,615)	($8,772)	($41,185)	($16,847)
Net Income	($13,563)	($13,970)	($2,527)	($2,220)	($3,775)
Total Equity	$75,192	$57,415	$60,701	$21,596	$92,378
TOTAL LIABILITIES AND MEMBERS' EQUITY	$75,192	$57,415	$60,701	$21,596	$92,378

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6
ASSETS
Current Assets
Cash and Cash Equivalents	$19,580	$81,890	$68,322	$50,561	$34,632
Total Current Assets	$19,580	$81,890	$68,322	$50,561	$34,632

Collectible Assets	$16,724	-	$96,000	$12,296	-

TOTAL ASSETS	$36,304	$81,890	$164,322	$62,857	$34,632

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$52,500	$215,000	$118,000	$100,000	$113,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($7,770)	($126,398)	($21,907)	($21,343)	($74,933)
Net Income	($8,426)	($6,712)	$68,228	($15,800)	($3,435)
Total Equity	$36,304	$81,890	$164,322	$62,857	$34,632
TOTAL LIABILITIES AND MEMBERS' EQUITY	$36,304	$81,890	$164,322	$62,857	$34,632

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK
ASSETS
Current Assets
Cash and Cash Equivalents	$61,937	$35,324	$62,414	$550	$71,152
Total Current Assets	$61,937	$35,324	$62,414	$550	$71,152

Collectible Assets	$17,614	$3,536	-	$36,078	$100,000

TOTAL ASSETS	$79,551	$38,860	$62,414	$36,628	$171,152

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$95,000	$49,500	$130,000	$50,000	$125,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($12,274)	($8,900)	($69,274)	($11,685)	($25,525)
Net Income	($3,175)	($1,740)	$1,687	($1,687)	$71,677
Total Equity	$79,551	$38,860	$62,414	$36,628	$171,152
TOTAL LIABILITIES AND MEMBERS' EQUITY	$79,551	$38,860	$62,414	$36,628	$171,152

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)
ASSETS
Current Assets
Cash and Cash Equivalents	($2,716)	($2,860)	$7,046	$12,539	$31,087	$46,002	$2,925,610
Total Current Assets	($2,716)	($2,860)	$7,046	$12,539	$31,087	$46,002	$2,925,610

Collectible Assets	$65,579	$70,500	$36,539	$52,271	$26,455	$9,054	$2,483,971

TOTAL ASSETS	$62,863	$67,640	$43,586	$64,809	$57,542	$55,056	$5,409,581

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$82,000	$90,000	$56,000	$97,000	$100,000	$60,000	$8,937,500
Membership Distributions/Dividends	-	-	-	-	-	-	($359,712)
Retained Earnings	($16,516)	($19,553)	($9,008)	($28,962)	($17,433)	($3,195)	($2,071,121)
Net Income	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)
Total Equity	$62,863	$67,640	$43,586	$64,809	$57,542	$55,056	$5,409,581
TOTAL LIABILITIES AND MEMBERS' EQUITY	$62,863	$67,640	$43,586	$64,809	$57,542	$55,056	$5,409,581

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM
ASSETS
Current Assets
Cash and Cash Equivalents	-	$2,208	$39,852	($5,886)	$22,382
Total Current Assets	-	$2,208	$39,852	($5,886)	$22,382

Collectible Assets	-	$37,590	$9,789	$47,957	-

TOTAL ASSETS	-	$39,798	$49,640	$42,071	$22,382

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$46,000	$46,000	$64,500	$71,500	$73,000
Membership Distributions/Dividends	($53,310)	-	-	($20,920)	($63,900)
Retained Earnings	$6,625	($5,593)	($5,672)	($1,116)	$11,164
Net Income	$685	($609)	($9,188)	($7,394)	$2,119
Total Equity	$0	$39,798	$49,640	$42,071	$22,382
TOTAL LIABILITIES AND MEMBERS' EQUITY	$0	$39,798	$49,640	$42,071	$22,382

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR
ASSETS
Current Assets
Cash and Cash Equivalents	$13,418	($80)	$12,601	-	$1,182
Total Current Assets	$13,418	($80)	$12,601	-	$1,182

Collectible Assets	$32,084	$75,400	$49,757	-	$99,264

TOTAL ASSETS	$45,502	$75,320	$62,358	-	$100,446

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$85,000	$85,000	$84,000	$94,000	$112,000
Membership Distributions/Dividends	($29,624)	-	($14,494)	($120,160)	-
Retained Earnings	$15	($9,121)	($2,198)	$26,601	($11,115)
Net Income	($9,889)	($559)	($4,950)	($441)	($439)
Total Equity	$45,502	$75,320	$62,358	$0	$100,446
TOTAL LIABILITIES AND MEMBERS' EQUITY	$45,502	$75,320	$62,358	$0	$100,446

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY
ASSETS
Current Assets
Cash and Cash Equivalents	$193	$3,652	$1,344	($373)	$455
Total Current Assets	$193	$3,652	$1,344	($373)	$455

Collectible Assets	$121,565	$114,427	$120,371	$25,893	$165,500

TOTAL ASSETS	$121,758	$118,079	$121,715	$25,520	$165,955

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$137,000	$142,000	$153,000	$29,000	$187,000
Membership Distributions/Dividends	-	($15,812)	-	-	-
Retained Earnings	($14,663)	($7,273)	($12,716)	($2,944)	($20,446)
Net Income	($579)	($836)	($18,569)	($537)	($598)
Total Equity	$121,758	$118,079	$121,715	$25,520	$165,955
TOTAL LIABILITIES AND MEMBERS' EQUITY	$121,758	$118,079	$121,715	$25,520	$165,955

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10
ASSETS
Current Assets
Cash and Cash Equivalents	$34,247	$9,548	$6,378	$151	$36,335
Total Current Assets	$34,247	$9,548	$6,378	$151	$36,335

Collectible Assets	$82,398	$74,411	$29,210	$106,550	$33,546

TOTAL ASSETS	$116,644	$83,958	$35,588	$106,701	$69,882

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$154,500	$99,500	$41,000	$129,000	$121,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($16,529)	($10,547)	($4,227)	($21,723)	($13,890)
Net Income	($21,327)	($4,994)	($1,185)	($576)	($37,228)
Total Equity	$116,644	$83,958	$35,588	$106,701	$69,882
TOTAL LIABILITIES AND MEMBERS' EQUITY	$116,644	$83,958	$35,588	$106,701	$69,882

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50
ASSETS
Current Assets
Cash and Cash Equivalents	$1,271	$13,455	$27,206	($247)	$78
Total Current Assets	$1,271	$13,455	$27,206	($247)	$78

Collectible Assets	$18,800	-	$13,326	$46,396	$102,000

TOTAL ASSETS	$20,071	$13,455	$40,532	$46,149	$102,078

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$24,000	$28,000	$43,000	$53,000	$115,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($3,881)	($4,807)	($2,471)	($6,305)	($12,352)
Net Income	($48)	($9,738)	$3	($546)	($570)
Total Equity	$20,071	$13,455	$40,532	$46,149	$102,078
TOTAL LIABILITIES AND MEMBERS' EQUITY	$20,071	$13,455	$40,532	$46,149	$102,078

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV
ASSETS
Current Assets
Cash and Cash Equivalents	$818	($158)	$8,485	$162	$2,972
Total Current Assets	$818	($158)	$8,485	$162	$2,972

Collectible Assets	$40,151	$55,425	$39,524	$116,067	$23,819

TOTAL ASSETS	$40,969	$55,267	$48,008	$116,229	$26,792

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$53,000	$70,000	$61,000	$131,000	$38,000
Membership Distributions/Dividends	($9,428)	-	-	-	-
Retained Earnings	($1,977)	($14,181)	($7,982)	($14,195)	($4,835)
Net Income	($625)	($553)	($5,009)	($577)	($6,374)
Total Equity	$40,969	$55,267	$48,008	$116,229	$26,792
TOTAL LIABILITIES AND MEMBERS' EQUITY	$40,969	$55,267	$48,008	$116,229	$26,792

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1
ASSETS
Current Assets
Cash and Cash Equivalents	$42,891	($131)	($127)	$21,190	$58,505
Total Current Assets	$42,891	($131)	($127)	$21,190	$58,505

Collectible Assets	$5,190	$66,022	$67,200	$2,952	$114,042

TOTAL ASSETS	$48,081	$65,891	$67,073	$24,142	$172,546

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$57,000	$75,000	$76,000	$30,000	$200,000
Membership Distributions/Dividends	-	-	-	($6,115)	-
Retained Earnings	($7,747)	($8,554)	($8,372)	$4,030	($31,096)
Net Income	($1,172)	($555)	($555)	($3,773)	$3,643
Total Equity	$48,081	$65,891	$67,073	$24,142	$172,546
TOTAL LIABILITIES AND MEMBERS' EQUITY	$48,081	$65,891	$67,073	$24,142	$172,546

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW
ASSETS
Current Assets
Cash and Cash Equivalents	$51,134	$15,795	$18,303	$25	$55,287
Total Current Assets	$51,134	$15,795	$18,303	$25	$55,287

Collectible Assets	$21,083	$105,664	$39,437	$89,196	$17,935

TOTAL ASSETS	$72,217	$121,459	$57,741	$89,221	$73,223

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$82,000	$138,000	$158,000	$105,000	$155,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($8,168)	($12,109)	($24,364)	($15,212)	($27,949)
Net Income	($1,615)	($4,433)	($75,896)	($566)	($53,829)
Total Equity	$72,217	$121,459	$57,741	$89,221	$73,223
TOTAL LIABILITIES AND MEMBERS' EQUITY	$72,217	$121,459	$57,741	$89,221	$73,223

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21
ASSETS
Current Assets
Cash and Cash Equivalents	($1)	$11,485	$156	$5,037	$26,098
Total Current Assets	($1)	$11,485	$156	$5,037	$26,098

Collectible Assets	$88,279	$54,060	$106,878	$82,365	$163,901

TOTAL ASSETS	$88,278	$65,545	$107,034	$87,402	$189,998

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$100,000	$100,000	$130,000	$110,000	$230,000
Membership Distributions/Dividends	-	-	-	($8,637)	-
Retained Earnings	($11,158)	($15,153)	($22,389)	($13,210)	($35,021)
Net Income	($564)	($19,302)	($576)	($750)	($4,980)
Total Equity	$88,278	$65,545	$107,034	$87,402	$189,998
TOTAL LIABILITIES AND MEMBERS' EQUITY	$88,278	$65,545	$107,034	$87,402	$189,998

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1
ASSETS
Current Assets
Cash and Cash Equivalents	$1,144	($179)	$21,789	$6,606	$27,568
Total Current Assets	$1,144	($179)	$21,789	$6,606	$27,568

Collectible Assets	$60,643	$54,050	-	$51,670	$37,292

TOTAL ASSETS	$61,787	$53,871	$21,789	$58,276	$64,860

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$88,000	$66,000	$60,000	$87,000	$79,000
Membership Distributions/Dividends	($17,313)	-	-	-	-
Retained Earnings	($8,250)	($11,578)	($22,162)	($14,227)	($12,685)
Net Income	($650)	($551)	($16,049)	($14,498)	($1,455)
Total Equity	$61,787	$53,871	$21,789	$58,276	$64,860
TOTAL LIABILITIES AND MEMBERS' EQUITY	$61,787	$53,871	$21,789	$58,276	$64,860

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14
ASSETS
Current Assets
Cash and Cash Equivalents	$10	$51,985	$21,834	$137,664	($148)
Total Current Assets	$10	$51,985	$21,834	$137,664	($148)

Collectible Assets	$84,178	$21,364	$33,495	$6,558	$63,700

TOTAL ASSETS	$84,188	$73,349	$55,329	$144,222	$63,552

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$102,000	$98,000	$68,000	$176,000	$72,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($17,247)	($15,726)	($14,227)	($13,506)	($7,894)
Net Income	($565)	($8,925)	$1,556	($18,272)	($554)
Total Equity	$84,188	$73,349	$55,329	$144,222	$63,552
TOTAL LIABILITIES AND MEMBERS' EQUITY	$84,188	$73,349	$55,329	$144,222	$63,552

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4
ASSETS
Current Assets
Cash and Cash Equivalents	($247)	$21,894	($284)	$23,926	$20,310
Total Current Assets	($247)	$21,894	($284)	$23,926	$20,310

Collectible Assets	$46,650	-	$37,200	-	-

TOTAL ASSETS	$46,403	$21,894	$36,916	$23,926	$20,310

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$53,000	$80,000	$46,000	$86,000	$64,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($6,051)	($23,333)	($8,541)	($7,515)	($21,389)
Net Income	($546)	($34,773)	($543)	($54,559)	($22,300)
Total Equity	$46,403	$21,894	$36,916	$23,926	$20,310
TOTAL LIABILITIES AND MEMBERS' EQUITY	$46,403	$21,894	$36,916	$23,926	$20,310

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2
ASSETS
Current Assets
Cash and Cash Equivalents	$54,927	$11,396	$25	$8,742	$26,768
Total Current Assets	$54,927	$11,396	$25	$8,742	$26,768

Collectible Assets	-	$36,720	$90,480	$46,571	-

TOTAL ASSETS	$54,927	$48,116	$90,505	$55,313	$26,768

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$85,000	$63,000	$105,000	$73,000	$56,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($12,525)	($10,013)	($13,928)	($12,438)	($16,512)
Net Income	($17,548)	($4,871)	($566)	($5,250)	($12,719)
Total Equity	$54,927	$48,116	$90,505	$55,313	$26,768
TOTAL LIABILITIES AND MEMBERS' EQUITY	$54,927	$48,116	$90,505	$55,313	$26,768

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1
ASSETS
Current Assets
Cash and Cash Equivalents	($525)	$9,679	$59,847	($214)	$1,187
Total Current Assets	($525)	$9,679	$59,847	($214)	$1,187

Collectible Assets	$258,000	$3,896	$20,423	$52,172	$45,815

TOTAL ASSETS	$257,475	$13,575	$80,270	$51,958	$47,003

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$315,000	$39,000	$102,000	$59,500	$61,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($57,000)	($9,326)	($16,591)	($6,994)	($9,300)
Net Income	($525)	($16,099)	($5,138)	($549)	($4,698)
Total Equity	$257,475	$13,575	$80,270	$51,958	$47,003
TOTAL LIABILITIES AND MEMBERS' EQUITY	$257,475	$13,575	$80,270	$51,958	$47,003

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1
ASSETS
Current Assets
Cash and Cash Equivalents	$492	$5,777	$11,053	$26,392	$16,815
Total Current Assets	$492	$5,777	$11,053	$26,392	$16,815

Collectible Assets	$165,806	$44,321	-	$35,051	-

TOTAL ASSETS	$166,298	$50,099	$11,053	$61,442	$16,815

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$194,000	$70,000	$53,000	$69,000	$65,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($27,101)	($7,426)	($6,801)	($8,966)	($11,776)
Net Income	($601)	($12,476)	($35,146)	$1,409	($36,409)
Total Equity	$166,298	$50,099	$11,053	$61,442	$16,815
TOTAL LIABILITIES AND MEMBERS' EQUITY	$166,298	$50,099	$11,053	$61,442	$16,815

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2
ASSETS
Current Assets
Cash and Cash Equivalents	$25,334	$19,742	$29,528	$23,815	$67
Total Current Assets	$25,334	$19,742	$29,528	$23,815	$67

Collectible Assets	$63,421	$51,643	$33,700	-	$96,086

TOTAL ASSETS	$88,755	$71,385	$63,228	$23,815	$96,153

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$122,000	$82,000	$72,000	$65,000	$113,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($17,193)	($10,115)	($8,647)	($9,634)	($16,277)
Net Income	($16,052)	($501)	($126)	($31,551)	($570)
Total Equity	$88,755	$71,385	$63,228	$23,815	$96,153
TOTAL LIABILITIES AND MEMBERS' EQUITY	$88,755	$71,385	$63,228	$23,815	$96,153

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6
ASSETS
Current Assets
Cash and Cash Equivalents	$8,140	$88,602	$93	$37,018	$38,067
Total Current Assets	$8,140	$88,602	$93	$37,018	$38,067

Collectible Assets	$36,590	-	$96,000	$41,640	-

TOTAL ASSETS	$44,730	$88,602	$96,093	$78,657	$38,067

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$52,500	$215,000	$118,000	$100,000	$113,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($6,110)	($40,093)	($21,335)	($12,544)	($25,243)
Net Income	($1,660)	($86,305)	($571)	($8,799)	($49,690)
Total Equity	$44,730	$88,602	$96,093	$78,657	$38,067
TOTAL LIABILITIES AND MEMBERS' EQUITY	$44,730	$88,602	$96,093	$78,657	$38,067

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK
ASSETS
Current Assets
Cash and Cash Equivalents	$64,424	$35,989	$59,406	$2,237	($525)
Total Current Assets	$64,424	$35,989	$59,406	$2,237	($525)

Collectible Assets	$18,302	$4,611	$1,320	$36,078	$100,000

TOTAL ASSETS	$82,726	$40,600	$60,726	$38,315	$99,475

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$95,000	$49,500	$130,000	$50,000	$125,000
Membership Distributions/Dividends	-	-	-	-	-
Retained Earnings	($11,034)	($4,875)	($22,141)	($8,804)	($25,000)
Net Income	($1,241)	($4,025)	($47,132)	($2,881)	($525)
Total Equity	$82,726	$40,600	$60,726	$38,315	$99,475
TOTAL LIABILITIES AND MEMBERS' EQUITY	$82,726	$40,600	$60,726	$38,315	$99,475

VV MARKETS, LLC
BALANCE SHEET (BY-SERIES)
As of December 31, 2025
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)
ASSETS
Current Assets
Cash and Cash Equivalents	($95)	($53)	($232)	$15,768	($1,035)	$46,732	$1,596,549
Total Current Assets	($95)	($53)	($232)	$15,768	($1,035)	$46,732	$1,596,549

Collectible Assets	$65,579	$70,500	$47,224	$52,271	$83,602	$10,074	$4,910,119

TOTAL ASSETS	$65,484	$70,447	$46,992	$68,038	$82,567	$56,805	$6,506,667

LIABILITIES AND MEMBERS' EQUITY
Total Liabilities	-	-	-	-	-	-	-

MEMBERS' EQUITY
Membership Subscriptions	$82,000	$90,000	$56,000	$97,000	$100,000	$60,000	$8,937,500
Membership Distributions/Dividends	-	-	-	-	-	-	($359,712)
Retained Earnings	($15,959)	($18,993)	($8,460)	($14,786)	($15,835)	($11,288)	($1,180,220)
Net Income	($557)	($561)	($547)	($14,175)	($1,599)	$8,093	($890,901)
Total Equity	$65,484	$70,447	$46,992	$68,038	$82,567	$56,805	$6,506,667
TOTAL LIABILITIES AND MEMBERS' EQUITY	$65,484	$70,447	$46,992	$68,038	$82,567	$56,805	$6,506,667

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2026 and 2025
See accompanying Notes to these Financial Statements
	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
Revenues	$1,622,890	$249,761
Cost of revenues	2,426,147	252,065
Gross Profit (Loss)	(803,257)	(2,303)
Operating Expenses:
General and administrative	293,829	15,000

Operating Income/(Loss)	(1,097,086)	(17,303)

Provision for Income Taxes	0	0

Net Income	($1,097,086)	($17,303)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM

Revenues	-	-	$6,266	$3,683	-
Cost of revenues	-	-	$9,789	$5,437	-
Gross Profit (Loss)	-	-	($3,523)	($1,755)	-
Operating Expenses:
General and administrative	-	$1,652	$2,288	$2,553	$2,598

Operating Income/(Loss)	-	($1,652)	($5,811)	($4,308)	($2,598)
Provision for Income Taxes	-	-	-	-	-
Net Income	-	($1,652)	($5,811)	($4,308)	($2,598)

Weighted number of Series membership interest	1,000	2,000	6,450	1,986	1,460
Basic and diluted loss per Series membership interest	-	(0.83)	(0.90)	(2.17)	(1.78)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR

Revenues	$25,143	$34,336	$17,231	-	$2,445
Cost of revenues	$32,084	$75,400	$32,231	-	$3,540
Gross Profit (Loss)	($6,941)	($41,064)	($14,999)	-	($1,095)
Operating Expenses:
General and administrative	$3,007	$2,992	$2,969	-	$3,933

Operating Income/(Loss)	($9,948)	($44,056)	($17,969)	-	($5,028)
Provision for Income Taxes	-	-	-	-	-
Net Income	($9,948)	($44,056)	($17,969)	-	($5,028)

Weighted number of Series membership interest	2,125	1,700	1,400	2,000	1,600
Basic and diluted loss per Series membership interest	(4.68)	(25.92)	(12.83)	-	(3.14)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY

Revenues	$91,914	$11,469	$9,931	-	$57,745
Cost of revenues	$121,565	$17,235	$16,720	-	$165,500
Gross Profit (Loss)	($29,651)	($5,767)	($6,789)	-	($107,755)
Operating Expenses:
General and administrative	$4,739	$4,903	$5,274	$1,118	$6,402

Operating Income/(Loss)	($34,390)	($10,670)	($12,063)	($1,118)	($114,157)
Provision for Income Taxes	-	-	-	-	-
Net Income	($34,390)	($10,670)	($12,063)	($1,118)	($114,157)

Weighted number of Series membership interest	5,480	2,840	3,825	500	5,500
Basic and diluted loss per Series membership interest	(6.28)	(3.76)	(3.15)	(2.24)	(20.76)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10

Revenues	$46,730	$39,347	$5,138	$85,285	$8,856
Cost of revenues	$82,398	$74,411	$8,901	$106,550	$16,828
Gross Profit (Loss)	($35,668)	($35,064)	($3,763)	($21,265)	($7,972)
Operating Expenses:
General and administrative	$5,327	$3,464	$1,513	$4,171	$4,166

Operating Income/(Loss)	($40,995)	($38,527)	($5,276)	($25,436)	($12,138)
Provision for Income Taxes	-	-	-	-	-
Net Income	($40,995)	($38,527)	($5,276)	($25,436)	($12,138)

Weighted number of Series membership interest	3,090	1,990	1,000	3,000	1,210
Basic and diluted loss per Series membership interest	(13.27)	(19.36)	(5.28)	(8.48)	(10.03)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50

Revenues	-	-	$705	$33,307	$41,221
Cost of revenues	-	-	$1,194	$737	$102,000
Gross Profit (Loss)	-	-	($490)	$32,570	($60,779)
Operating Expenses:
General and administrative	$895	$1,010	$1,554	$1,894	$3,999

Operating Income/(Loss)	($895)	($1,010)	($2,043)	$30,676	($64,777)
Provision for Income Taxes	-	-	-	-	-
Net Income	($895)	($1,010)	($2,043)	$30,676	($64,777)

Weighted number of Series membership interest	800	280	860	530	5,750
Basic and diluted loss per Series membership interest	(1.12)	(3.61)	(2.38)	57.88	(11.27)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV

Revenues	$1,002	$32,953	$27,215	-	-
Cost of revenues	$1,877	$55,425	$39,524	-	-
Gross Profit (Loss)	($876)	($22,472)	($12,308)	-	-
Operating Expenses:
General and administrative	$1,906	$2,236	$2,132	$4,531	$1,381

Operating Income/(Loss)	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)
Provision for Income Taxes	-	-	-	-	-
Net Income	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)

Weighted number of Series membership interest	1,000	700	610	1,310	760
Basic and diluted loss per Series membership interest	(2.78)	(35.30)	(23.67)	(3.46)	(1.82)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1

Revenues	$3,056	$34,336	$41,822	-	$16,999
Cost of revenues	$5,190	$66,022	$67,200	-	$14,489
Gross Profit (Loss)	($2,135)	($31,686)	($25,378)	-	$2,511
Operating Expenses:
General and administrative	$1,990	$2,637	$2,682	$1,105	$6,456

Operating Income/(Loss)	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)
Provision for Income Taxes	-	-	-	-	-
Net Income	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)

Weighted number of Series membership interest	570	1,500	760	600	4,000
Basic and diluted loss per Series membership interest	(7.24)	(22.88)	(36.92)	(1.84)	(0.99)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW

Revenues	$8,928	$54,776	$19,878	$43,975	$30,205
Cost of revenues	$19,639	$94,600	$39,437	$89,196	$17,935
Gross Profit (Loss)	($10,711)	($39,824)	($19,560)	($45,221)	$12,270
Operating Expenses:
General and administrative	$2,725	$4,765	$5,162	$3,514	$4,914

Operating Income/(Loss)	($13,436)	($44,589)	($24,722)	($48,735)	$7,356
Provision for Income Taxes	-	-	-	-	-
Net Income	($13,436)	($44,589)	($24,722)	($48,735)	$7,356

Weighted number of Series membership interest	1,640	4,600	1,580	1,050	3,100
Basic and diluted loss per Series membership interest	(8.19)	(9.69)	(15.65)	(46.41)	2.37

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21

Revenues	-	$24,145	$43,975	$35,011	$22,378
Cost of revenues	-	$54,060	$106,878	$61,072	$26,138
Gross Profit (Loss)	-	($29,915)	($62,903)	($26,061)	($3,760)
Operating Expenses:
General and administrative	$3,479	$3,328	$4,183	$3,625	$7,450

Operating Income/(Loss)	($3,479)	($33,243)	($67,086)	($29,686)	($11,210)
Provision for Income Taxes	-	-	-	-	-
Net Income	($3,479)	($33,243)	($67,086)	($29,686)	($11,210)

Weighted number of Series membership interest	1,000	1,000	1,300	1,100	4,600
Basic and diluted loss per Series membership interest	(3.48)	(33.24)	(51.60)	(26.99)	(2.44)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1

Revenues	$42,061	$15,953	-	$4,149	$5,167
Cost of revenues	$60,643	$54,050	-	$6,420	$7,010
Gross Profit (Loss)	($18,583)	($38,097)	-	($2,271)	($1,843)
Operating Expenses:
General and administrative	$2,926	$2,184	$1,558	$2,874	$2,631

Operating Income/(Loss)	($21,508)	($40,281)	($1,558)	($5,145)	($4,474)
Provision for Income Taxes	-	-	-	-	-
Net Income	($21,508)	($40,281)	($1,558)	($5,145)	($4,474)

Weighted number of Series membership interest	880	1,320	600	870	790
Basic and diluted loss per Series membership interest	(24.44)	(30.52)	(2.60)	(5.91)	(5.66)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14

Revenues	$24,062	$7,526	$15,099	-	$41,155
Cost of revenues	$55,738	$10,804	$24,030	-	$63,700
Gross Profit (Loss)	($31,675)	($3,277)	($8,931)	-	($22,545)
Operating Expenses:
General and administrative	$3,324	$3,231	$2,103	$5,679	$2,549

Operating Income/(Loss)	($34,999)	($6,509)	($11,034)	($5,679)	($25,094)
Provision for Income Taxes	-	-	-	-	-
Net Income	($34,999)	($6,509)	($11,034)	($5,679)	($25,094)

Weighted number of Series membership interest	1,020	980	680	1,760	1,440
Basic and diluted loss per Series membership interest	(34.31)	(6.64)	(16.23)	(3.23)	(17.43)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4

Revenues	$31,355	-	-	-	-
Cost of revenues	$39,235	-	-	-	-
Gross Profit (Loss)	($7,880)	-	-	-	-
Operating Expenses:
General and administrative	$1,904	$2,266	$1,546	$3,090	$1,737

Operating Income/(Loss)	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)
Provision for Income Taxes	-	-	-	-	-
Net Income	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)

Weighted number of Series membership interest	1,060	800	920	860	1,280
Basic and diluted loss per Series membership interest	(9.23)	(2.83)	(1.68)	(3.59)	(1.36)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2

Revenues	-	$23,600	$56,827	$22,949	-
Cost of revenues	-	$36,720	$90,480	$25,771	-
Gross Profit (Loss)	-	($13,120)	($33,653)	($2,822)	-
Operating Expenses:
General and administrative	$2,863	$2,130	$3,563	$2,363	$1,621

Operating Income/(Loss)	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)
Provision for Income Taxes	-	-	-	-	-
Net Income	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)

Weighted number of Series membership interest	1,700	630	1,050	1,460	1,120
Basic and diluted loss per Series membership interest	(1.68)	(24.21)	(35.44)	(3.55)	(1.45)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1

Revenues	-	$4,800	$2,874	-	$10,992
Cost of revenues	-	$3,896	$4,704	-	$15,555
Gross Profit (Loss)	-	$904	($1,830)	-	($4,563)
Operating Expenses:
General and administrative	$9,903	$1,253	$3,349	$2,113	$2,065

Operating Income/(Loss)	($9,903)	($349)	($5,179)	($2,113)	($6,628)
Provision for Income Taxes	-	-	-	-	-
Net Income	($9,903)	($349)	($5,179)	($2,113)	($6,628)

Weighted number of Series membership interest	3,150	780	1,020	595	610
Basic and diluted loss per Series membership interest	(3.14)	(0.45)	(5.08)	(3.55)	(10.87)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1

Revenues	$23,466	$14,878	-	$17,782	-
Cost of revenues	$40,739	$28,906	-	$20,568	-
Gross Profit (Loss)	($17,272)	($14,028)	-	($2,787)	-
Operating Expenses:
General and administrative	$6,413	$2,492	$1,875	$2,380	$2,139

Operating Income/(Loss)	($23,686)	($16,520)	($1,875)	($5,166)	($2,139)
Provision for Income Taxes	-	-	-	-	-
Net Income	($23,686)	($16,520)	($1,875)	($5,166)	($2,139)

Weighted number of Series membership interest	1,940	700	530	690	650
Basic and diluted loss per Series membership interest	(12.21)	(23.60)	(3.54)	(7.49)	(3.29)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2

Revenues	$22,760	$40,507	$873	-	-
Cost of revenues	$32,244	$51,643	$947	-	-
Gross Profit (Loss)	($9,484)	($11,136)	($74)	-	-
Operating Expenses:
General and administrative	$4,079	$2,834	$2,453	$2,220	$3,775

Operating Income/(Loss)	($13,563)	($13,970)	($2,527)	($2,220)	($3,775)
Provision for Income Taxes	-	-	-	-	-
Net Income	($13,563)	($13,970)	($2,527)	($2,220)	($3,775)

Weighted number of Series membership interest	1,220	820	720	650	1,130
Basic and diluted loss per Series membership interest	(11.12)	(17.04)	(3.51)	(3.42)	(3.34)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6

Revenues	$13,276	-	$72,000	$16,970	-
Cost of revenues	$19,866	-	-	$29,343	-
Gross Profit (Loss)	($6,590)	-	$72,000	($12,373)	-
Operating Expenses:
General and administrative	$1,836	$6,712	$3,772	$3,427	$3,435

Operating Income/(Loss)	($8,426)	($6,712)	$68,228	($15,800)	($3,435)
Provision for Income Taxes	-	-	-	-	-
Net Income	($8,426)	($6,712)	$68,228	($15,800)	($3,435)

Weighted number of Series membership interest	525	2,150	1,180	1,000	1,130
Basic and diluted loss per Series membership interest	(16.05)	(3.12)	57.82	(15.80)	(3.04)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK

Revenues	$678	$1,090	$7,200	-	$75,600
Cost of revenues	$688	$1,074	$1,320	-	-
Gross Profit (Loss)	($10)	$16	$5,880	-	$75,600
Operating Expenses:
General and administrative	$3,165	$1,756	$4,193	$1,687	$3,923

Operating Income/(Loss)	($3,175)	($1,740)	$1,687	($1,687)	$71,677
Provision for Income Taxes	-	-	-	-	-
Net Income	($3,175)	($1,740)	$1,687	($1,687)	$71,677

Weighted number of Series membership interest	950	495	1,300	500	1,250
Basic and diluted loss per Series membership interest	(3.34)	(3.51)	1.30	(3.37)	57.34

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)

Revenues	-	-	$9,204	-	$35,424	$1,208	$1,622,890
Cost of revenues	-	-	$10,685	-	$57,147	$1,020	$2,426,147
Gross Profit (Loss)	-	-	($1,481)	-	($21,722)	$188	($803,257)
Operating Expenses:
General and administrative	$2,620	$2,806	$1,926	$3,229	$3,302	$1,937	$293,829

Operating Income/(Loss)	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)
Provision for Income Taxes	-	-	-	-	-	-	-
Net Income	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)

Weighted number of Series membership interest	820	900	560	970	1,000	600	142,911
Basic and diluted loss per Series membership interest	(3.20)	(3.12)	(6.08)	(3.33)	(25.02)	(2.92)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM

Revenues	-	-	$5,061	-	$3,864
Cost of revenues	-	-	$4,655	-	$3,383
Gross Profit (Loss)	-	-	$406	-	$481
Operating Expenses:
General and administrative	($685)	$28	$375	$104	$722

Operating Income/(Loss)	$685	($28)	$31	($104)	($241)
Provision for Income Taxes	-	-	-	-	-
Net Income	$685	($28)	$31	($104)	($241)

Weighted number of Series membership interest	1,000	2,000	6,450	1,986	1,460
Basic and diluted loss per Series membership interest	0.68	(0.01)	0.00	(0.05)	(0.16)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR

Revenues	-	-	$3,015	-	$407
Cost of revenues	-	-	$2,441	-	$360
Gross Profit (Loss)	-	-	$574	-	$47
Operating Expenses:
General and administrative	$108	$33	$630	$31	$44

Operating Income/(Loss)	($108)	($33)	($57)	($31)	$4
Provision for Income Taxes	-	-	-	-	-
Net Income	($108)	($33)	($57)	($31)	$4

Weighted number of Series membership interest	2,125	1,700	1,400	2,000	1,600
Basic and diluted loss per Series membership interest	(0.05)	(0.02)	(0.04)	(0.02)	0.00

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY

Revenues	-	-	$1,759	-	-
Cost of revenues	-	-	$1,617	-	-
Gross Profit (Loss)	-	-	$141	-	-
Operating Expenses:
General and administrative	$53	$311	$383	$11	$73

Operating Income/(Loss)	($53)	($311)	($242)	($11)	($73)
Provision for Income Taxes	-	-	-	-	-
Net Income	($53)	($311)	($242)	($11)	($73)

Weighted number of Series membership interest	5,480	2,840	3,825	500	5,500
Basic and diluted loss per Series membership interest	(0.01)	(0.11)	(0.06)	(0.02)	(0.01)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10

Revenues	-	$8,067	$4,710	-	-
Cost of revenues	-	$12,386	$5,140	-	-
Gross Profit (Loss)	-	($4,320)	($431)	-	-
Operating Expenses:
General and administrative	$60	$149	$70	$50	$47

Operating Income/(Loss)	($60)	($4,469)	($500)	($50)	($47)
Provision for Income Taxes	-	-	-	-	-
Net Income	($60)	($4,469)	($500)	($50)	($47)

Weighted number of Series membership interest	3,090	1,990	1,000	3,000	1,210
Basic and diluted loss per Series membership interest	(0.02)	(2.25)	(0.50)	(0.02)	(0.04)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50

Revenues	$747	-	$4,319	-	-
Cost of revenues	$467	-	$3,133	-	-
Gross Profit (Loss)	$280	-	$1,186	-	-
Operating Expenses:
General and administrative	$8	$11	$849	$21	$45

Operating Income/(Loss)	$272	($11)	$337	($21)	($45)
Provision for Income Taxes	-	-	-	-	-
Net Income	$272	($11)	$337	($21)	($45)

Weighted number of Series membership interest	800	280	860	530	5,750
Basic and diluted loss per Series membership interest	0.34	(0.04)	0.39	(0.04)	(0.01)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV

Revenues	-	-	-	-	$411
Cost of revenues	-	-	-	-	$346
Gross Profit (Loss)	-	-	-	-	$66
Operating Expenses:
General and administrative	$100	$27	$24	$51	$46

Operating Income/(Loss)	($100)	($27)	($24)	($51)	$19
Provision for Income Taxes	-	-	-	-	-
Net Income	($100)	($27)	($24)	($51)	$19

Weighted number of Series membership interest	1,000	700	610	1,310	760
Basic and diluted loss per Series membership interest	(0.10)	(0.04)	(0.04)	(0.04)	0.03

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1

Revenues	$10,617	-	-	-	$9,039
Cost of revenues	$13,268	-	-	-	$6,787
Gross Profit (Loss)	($2,651)	-	-	-	$2,253
Operating Expenses:
General and administrative	$22	$29	$30	$1,502	$252

Operating Income/(Loss)	($2,674)	($29)	($30)	($1,502)	$2,000
Provision for Income Taxes	-	-	-	-	-
Net Income	($2,674)	($29)	($30)	($1,502)	$2,000

Weighted number of Series membership interest	570	1,500	760	600	4,000
Basic and diluted loss per Series membership interest	(4.69)	(0.02)	(0.04)	(2.50)	0.50

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW

Revenues	$11,388	-	-	-	-
Cost of revenues	$10,062	-	-	-	-
Gross Profit (Loss)	$1,326	-	-	-	-
Operating Expenses:
General and administrative	$820	$615	$62	$41	$61

Operating Income/(Loss)	$506	($615)	($62)	($41)	($61)
Provision for Income Taxes	-	-	-	-	-
Net Income	$506	($615)	($62)	($41)	($61)

Weighted number of Series membership interest	1,640	4,600	1,580	1,050	3,100
Basic and diluted loss per Series membership interest	0.31	(0.13)	(0.04)	(0.04)	(0.02)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21

Revenues	-	-	-	-	$15,466
Cost of revenues	-	-	-	-	$12,708
Gross Profit (Loss)	-	-	-	-	$2,757
Operating Expenses:
General and administrative	$39	$39	$51	$225	$199

Operating Income/(Loss)	($39)	($39)	($51)	($225)	$2,559
Provision for Income Taxes	-	-	-	-	-
Net Income	($39)	($39)	($51)	($225)	$2,559

Weighted number of Series membership interest	1,000	1,000	1,300	1,100	4,600
Basic and diluted loss per Series membership interest	(0.04)	(0.04)	(0.04)	(0.20)	0.56

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1

Revenues	-	-	-	-	$4,617
Cost of revenues	-	-	-	-	$3,456
Gross Profit (Loss)	-	-	-	-	$1,161
Operating Expenses:
General and administrative	$124	$26	$23	$34	$31

Operating Income/(Loss)	($124)	($26)	($23)	($34)	$1,131
Provision for Income Taxes	-	-	-	-	-
Net Income	($124)	($26)	($23)	($34)	$1,131

Weighted number of Series membership interest	880	1,320	600	870	790
Basic and diluted loss per Series membership interest	(0.14)	(0.02)	(0.04)	(0.04)	1.43

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14

Revenues	-	$20,289	$7,748	$41,605	-
Cost of revenues	-	$25,585	$5,620	$52,000	-
Gross Profit (Loss)	-	($5,297)	$2,128	($10,394)	-
Operating Expenses:
General and administrative	$40	$38	$256	$2,811	$28

Operating Income/(Loss)	($40)	($5,335)	$1,872	($13,206)	($28)
Provision for Income Taxes	-	-	-	-	-
Net Income	($40)	($5,335)	$1,872	($13,206)	($28)

Weighted number of Series membership interest	1,020	980	680	1,760	1,440
Basic and diluted loss per Series membership interest	(0.04)	(5.44)	2.75	(7.50)	(0.02)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4

Revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Operating Expenses:
General and administrative	$21	$31	$18	$34	$25

Operating Income/(Loss)	($21)	($31)	($18)	($34)	($25)
Provision for Income Taxes	-	-	-	-	-
Net Income	($21)	($31)	($18)	($34)	($25)

Weighted number of Series membership interest	1,060	800	920	860	1,280
Basic and diluted loss per Series membership interest	(0.02)	(0.04)	(0.02)	(0.04)	(0.02)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2

Revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross Profit (Loss)	-	-	-	-	-
Operating Expenses:
General and administrative	$33	$25	$41	$380	$22

Operating Income/(Loss)	($33)	($25)	($41)	($380)	($22)
Provision for Income Taxes	-	-	-	-	-
Net Income	($33)	($25)	($41)	($380)	($22)

Weighted number of Series membership interest	1,700	630	1,050	1,460	1,120
Basic and diluted loss per Series membership interest	(0.02)	(0.04)	(0.04)	(0.26)	(0.02)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1

Revenues	-	-	$9,023	-	$3,155
Cost of revenues	-	-	$7,731	-	$2,545
Gross Profit (Loss)	-	-	$1,293	-	$609
Operating Expenses:
General and administrative	-	$15	$40	$23	$173

Operating Income/(Loss)	-	($15)	$1,253	($23)	$437
Provision for Income Taxes	-	-	-	-	-
Net Income	-	($15)	$1,253	($23)	$437

Weighted number of Series membership interest	3,150	780	1,020	595	610
Basic and diluted loss per Series membership interest	-	(0.02)	1.23	(0.04)	0.72

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1

Revenues	-	-	-	$6,116	-
Cost of revenues	-	-	-	$5,850	-
Gross Profit (Loss)	-	-	-	$266	-
Operating Expenses:
General and administrative	$76	$27	$21	$135	$25

Operating Income/(Loss)	($76)	($27)	($21)	$131	($25)
Provision for Income Taxes	-	-	-	-	-
Net Income	($76)	($27)	($21)	$131	($25)

Weighted number of Series membership interest	1,940	700	530	690	650
Basic and diluted loss per Series membership interest	(0.04)	(0.04)	(0.04)	0.19	(0.04)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2

Revenues	-	$773	$7,258	-	-
Cost of revenues	-	$594	$5,543	-	-
Gross Profit (Loss)	-	$180	$1,715	-	-
Operating Expenses:
General and administrative	$48	$86	$467	$25	$44

Operating Income/(Loss)	($48)	$93	$1,248	($25)	($44)
Provision for Income Taxes	-	-	-	-	-
Net Income	($48)	$93	$1,248	($25)	($44)

Weighted number of Series membership interest	1,220	820	720	650	1,130
Basic and diluted loss per Series membership interest	(0.04)	0.11	1.73	(0.04)	(0.04)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6

Revenues	-	-	-	$19,878	-
Cost of revenues	-	-	-	$22,021	-
Gross Profit (Loss)	-	-	-	($2,144)	-
Operating Expenses:
General and administrative	$313	$84	$46	$39	$44

Operating Income/(Loss)	($313)	($84)	($46)	($2,183)	($44)
Provision for Income Taxes	-	-	-	-	-
Net Income	($313)	($84)	($46)	($2,183)	($44)

Weighted number of Series membership interest	525	2,150	1,180	1,000	1,130
Basic and diluted loss per Series membership interest	(0.60)	(0.04)	(0.04)	(2.18)	(0.04)

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK

Revenues	$21,449	$2,466	-	-	-
Cost of revenues	$20,221	$1,763	-	-	-
Gross Profit (Loss)	$1,227	$704	-	-	-
Operating Expenses:
General and administrative	$621	$377	$51	$20	-

Operating Income/(Loss)	$607	$327	($51)	($20)	-
Provision for Income Taxes	-	-	-	-	-
Net Income	$607	$327	($51)	($20)	-

Weighted number of Series membership interest	950	495	1,300	500	1,250
Basic and diluted loss per Series membership interest	0.64	0.66	(0.04)	(0.04)	-

VV MARKETS, LLC
STATEMENT OF OPERATIONS (BY-SERIES)
For the Six Months Ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)

Revenues	-	-	-	$1,660	-	$24,856	$249,761
Cost of revenues	-	-	-	$1,430	-	$20,953	$252,065
Gross Profit (Loss)	-	-	-	$229	-	$3,903	($2,303)
Operating Expenses:
General and administrative	$32	$35	$22	$38	$39	$225	$15,000

Operating Income/(Loss)	($32)	($35)	($22)	$191	($39)	$3,678	($17,303)
Provision for Income Taxes	-	-	-	-	-	-	-
Net Income	($32)	($35)	($22)	$191	($39)	$3,678	($17,303)

Weighted number of Series membership interest	820	900	560	970	1,000	600	142,911
Basic and diluted loss per Series membership interest	(0.04)	(0.04)	(0.04)	0.20	(0.04)	6.13

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	Membership Interest	Membership Distributions	Retained Earnings / (Deficit)	Total Members’ Equity
Balance as of December 31, 2025	$8,937,500	($359,712)	($2,071,121)	$6,506,667
Series subscriptions	0			0
Membership distributions		0		0
Net (loss)			(1,097,086)	(1,097,086)
Balance as of June 30, 2026	$8,937,500	($359,712)	($3,168,207)	$5,409,581

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM	VV-BDX

Balance as of December 31, 2025	$0	$39,798	$49,640	$42,071	$22,382	$45,502
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	-	($1,652)	($5,811)	($4,308)	($2,598)	($9,948)
Balance as of June 30, 2026	$0	$38,146	$43,829	$37,763	$19,784	$35,554

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR	VV-DRC	VV-NAPA

Balance as of December 31, 2025	$75,320	$62,358	$0	$100,446	$121,758	$118,079
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($44,056)	($17,969)	-	($5,028)	($34,390)	($10,670)
Balance as of June 30, 2026	$31,265	$44,390	$0	$95,419	$87,368	$107,409

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RHONE	VV-PTRS	VV-JPWY	VV-PDMT	VV-BOD10	VV-ROSE

Balance as of December 31, 2025	$121,715	$25,520	$165,955	$116,644	$83,958	$35,588
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($12,063)	($1,118)	($114,157)	($40,995)	($38,527)	($5,276)
Balance as of June 30, 2026	$109,652	$24,401	$51,799	$75,650	$45,431	$30,312

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GPS	VV-LAF10	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH

Balance as of December 31, 2025	$106,701	$69,882	$20,071	$13,455	$40,532	$46,149
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($25,436)	($12,138)	($895)	($1,010)	($2,043)	$30,676
Balance as of June 30, 2026	$81,266	$57,744	$19,176	$12,445	$38,489	$76,824

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-MACAL50	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV

Balance as of December 31, 2025	$102,078	$40,969	$55,267	$48,008	$116,229	$26,792
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($64,777)	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)
Balance as of June 30, 2026	$37,300	$38,187	$30,558	$33,568	$111,698	$25,410

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1	VV-PFGV

Balance as of December 31, 2025	$48,081	$65,891	$67,073	$24,142	$172,546	$72,217
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)	($13,436)
Balance as of June 30, 2026	$43,956	$31,568	$39,013	$23,037	$168,601	$58,781

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW	VV-DRCRC1	VV-CDVM

Balance as of December 31, 2025	$121,459	$57,741	$89,221	$73,223	$88,278	$65,545
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($44,589)	($24,722)	($48,735)	$7,356	($3,479)	($33,243)
Balance as of June 30, 2026	$76,869	$33,019	$40,486	$80,579	$84,799	$32,302

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-MACAL3	VV-POM1	VV-BXEP21	VV-DRCH17	VV-MACFC	VV-BOW50

Balance as of December 31, 2025	$107,034	$87,402	$189,998	$61,787	$53,871	$21,789
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($67,086)	($29,686)	($11,210)	($21,508)	($40,281)	($1,558)
Balance as of June 30, 2026	$39,948	$57,716	$178,788	$40,279	$13,590	$20,232

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-CCC1	VV-TLC1	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K

Balance as of December 31, 2025	$58,276	$64,860	$84,188	$73,349	$55,329	$144,222
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($5,145)	($4,474)	($34,999)	($6,509)	($11,034)	($5,679)
Balance as of June 30, 2026	$53,131	$60,386	$49,188	$66,840	$44,295	$138,544

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH14	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4

Balance as of December 31, 2025	$63,552	$46,403	$21,894	$36,916	$23,926	$20,310
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($25,094)	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)
Balance as of June 30, 2026	$38,458	$36,619	$19,628	$35,370	$20,835	$18,573

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2	VV-KCSK

Balance as of December 31, 2025	$54,927	$48,116	$90,505	$55,313	$26,768	$257,475
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)	($9,903)
Balance as of June 30, 2026	$52,064	$32,865	$53,290	$50,128	$25,147	$247,572

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1	VV-DRCH19	VV-BOMA

Balance as of December 31, 2025	$13,575	$80,270	$51,958	$47,003	$166,298	$50,099
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($349)	($5,179)	($2,113)	($6,628)	($23,686)	($16,520)
Balance as of June 30, 2026	$13,226	$75,092	$49,845	$40,375	$142,612	$33,579

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-KGC5	VV-CHJC	VV-HIB1	VV-HBC1	VV-LAT1	VV-SPAN2

Balance as of December 31, 2025	$11,053	$61,442	$16,815	$88,755	$71,385	$63,228
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($1,875)	($5,166)	($2,139)	($13,563)	($13,970)	($2,527)
Balance as of June 30, 2026	$9,177	$56,276	$14,677	$75,192	$57,415	$60,701

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-KGC6	VV-SCC2	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1

Balance as of December 31, 2025	$23,815	$96,153	$44,730	$88,602	$96,093	$78,657
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($2,220)	($3,775)	($8,426)	($6,712)	$68,228	($15,800)
Balance as of June 30, 2026	$21,596	$92,378	$36,304	$81,890	$164,322	$62,857

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-MACAL6	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK

Balance as of December 31, 2025	$38,067	$82,726	$40,600	$60,726	$38,315	$99,475
Subscriptions	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-
Net income / (loss)	($3,435)	($3,175)	($1,740)	$1,687	($1,687)	$71,677
Balance as of June 30, 2026	$34,632	$79,551	$38,860	$62,414	$36,628	$171,152

VV MARKETS, LLC
STATEMENT OF MEMBERS’ EQUITY (BY-SERIES)
For the period from December 31, 2025 to June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)

Balance as of December 31, 2025	$65,484	$70,447	$46,992	$68,038	$82,567	$56,805	$6,506,667
Subscriptions	-	-	-	-	-	-	-
Membership Distributions	-	-	-	-	-	-	-
Net income / (loss)	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)
Balance as of June 30, 2026	$62,863	$67,640	$43,586	$64,809	$57,542	$55,056	$5,409,581

VV MARKETS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2026 and 2025
See accompanying Notes to these Financial Statements
	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025
Cash Flows from Operating Activities
Net Income	($1,097,086)	($17,303)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
None	0	0
Net Cash Used in Operating Activities	($1,097,086)	($17,303)

Cash Flows from Investing Activities
Collectible assets	2,426,147	252,065
Net Cash Used in Investing Activities	2,426,147	252,065

Cash Flows from Financing Activities
Advances from the manager	0	0
Proceeds from subscriptions	0	0
Membership Distributions/Dividends	0	2,532
Net Cash Provided by Financing Activities	0	2,532

Net Change In Cash and Cash Equivalents	1,329,061	237,293
Cash and Cash Equivalents at Beginning of Period	$1,596,549	$225,686
Cash and Cash Equivalents at End of Period	$2,925,610	$462,979

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM
OPERATING ACTIVITIES
Net Income	-	($1,652)	($5,811)	($4,308)	($2,598)
Net cash provided by operating activities	-	($1,652)	($5,811)	($4,308)	($2,598)
INVESTING ACTIVITIES
Collectible Assets	-	-	$9,789	$5,437	-
Net cash provided by investing activities	-	-	$9,789	$5,437	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	-	($1,652)	$3,978	$1,130	($2,598)
Cash at beginning of period	-	$2,208	$39,852	($5,886)	$22,382
Cash at end of period	-	$555	$43,829	($4,757)	$19,784

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR
OPERATING ACTIVITIES
Net Income	($9,948)	($44,056)	($17,969)	-	($5,028)
Net cash provided by operating activities	($9,948)	($44,056)	($17,969)	-	($5,028)
INVESTING ACTIVITIES
Collectible Assets	$32,084	$75,400	$32,231	-	$3,540
Net cash provided by investing activities	$32,084	$75,400	$32,231	-	$3,540
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$22,136	$31,344	$14,262	-	($1,488)
Cash at beginning of period	$13,418	($80)	$12,601	-	$1,182
Cash at end of period	$35,554	$31,265	$26,863	-	($305)

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY
OPERATING ACTIVITIES
Net Income	($34,390)	($10,670)	($12,063)	($1,118)	($114,157)
Net cash provided by operating activities	($34,390)	($10,670)	($12,063)	($1,118)	($114,157)
INVESTING ACTIVITIES
Collectible Assets	$121,565	$17,235	$16,720	-	$165,500
Net cash provided by investing activities	$121,565	$17,235	$16,720	-	$165,500
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$87,175	$6,566	$4,657	($1,118)	$51,343
Cash at beginning of period	$193	$3,652	$1,344	($373)	$455
Cash at end of period	$87,368	$10,218	$6,001	($1,492)	$51,799

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10
OPERATING ACTIVITIES
Net Income	($40,995)	($38,527)	($5,276)	($25,436)	($12,138)
Net cash provided by operating activities	($40,995)	($38,527)	($5,276)	($25,436)	($12,138)
INVESTING ACTIVITIES
Collectible Assets	$82,398	$74,411	$8,901	$106,550	$16,828
Net cash provided by investing activities	$82,398	$74,411	$8,901	$106,550	$16,828
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$41,403	$35,884	$3,625	$81,114	$4,690
Cash at beginning of period	$34,247	$9,548	$6,378	$151	$36,335
Cash at end of period	$75,650	$45,431	$10,003	$81,266	$41,025

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50
OPERATING ACTIVITIES
Net Income	($895)	($1,010)	($2,043)	$30,676	($64,777)
Net cash provided by operating activities	($895)	($1,010)	($2,043)	$30,676	($64,777)
INVESTING ACTIVITIES
Collectible Assets	-	-	$1,194	$737	$102,000
Net cash provided by investing activities	-	-	$1,194	$737	$102,000
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($895)	($1,010)	($849)	$31,413	$37,223
Cash at beginning of period	$1,271	$13,455	$27,206	($247)	$78
Cash at end of period	$376	$12,445	$26,357	$31,165	$37,300

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV
OPERATING ACTIVITIES
Net Income	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)
Net cash provided by operating activities	($2,782)	($24,708)	($14,440)	($4,531)	($1,381)
INVESTING ACTIVITIES
Collectible Assets	$1,877	$55,425	$39,524	-	-
Net cash provided by investing activities	$1,877	$55,425	$39,524	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($904)	$30,717	$25,084	($4,531)	($1,381)
Cash at beginning of period	$818	($158)	$8,485	$162	$2,972
Cash at end of period	($87)	$30,558	$33,568	($4,369)	$1,591

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1
OPERATING ACTIVITIES
Net Income	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)
Net cash provided by operating activities	($4,125)	($34,323)	($28,060)	($1,105)	($3,946)
INVESTING ACTIVITIES
Collectible Assets	$5,190	$66,022	$67,200	-	$14,489
Net cash provided by investing activities	$5,190	$66,022	$67,200	-	$14,489
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$1,065	$31,699	$39,140	($1,105)	$10,543
Cash at beginning of period	$42,891	($131)	($127)	$21,190	$58,505
Cash at end of period	$43,956	$31,568	$39,013	$20,086	$69,048

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW
OPERATING ACTIVITIES
Net Income	($13,436)	($44,589)	($24,722)	($48,735)	$7,356
Net cash provided by operating activities	($13,436)	($44,589)	($24,722)	($48,735)	$7,356
INVESTING ACTIVITIES
Collectible Assets	$19,639	$94,600	$39,437	$89,196	$17,935
Net cash provided by investing activities	$19,639	$94,600	$39,437	$89,196	$17,935
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$6,203	$50,011	$14,716	$40,461	$25,292
Cash at beginning of period	$51,134	$15,795	$18,303	$25	$55,287
Cash at end of period	$57,337	$65,806	$33,019	$40,486	$80,579

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21
OPERATING ACTIVITIES
Net Income	($3,479)	($33,243)	($67,086)	($29,686)	($11,210)
Net cash provided by operating activities	($3,479)	($33,243)	($67,086)	($29,686)	($11,210)
INVESTING ACTIVITIES
Collectible Assets	-	$54,060	$106,878	$61,072	$26,138
Net cash provided by investing activities	-	$54,060	$106,878	$61,072	$26,138
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($3,479)	$20,817	$39,792	$31,386	$14,928
Cash at beginning of period	($1)	$11,485	$156	$5,037	$26,098
Cash at end of period	($3,480)	$32,302	$39,948	$36,424	$41,025

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1
OPERATING ACTIVITIES
Net Income	($21,508)	($40,281)	($1,558)	($5,145)	($4,474)
Net cash provided by operating activities	($21,508)	($40,281)	($1,558)	($5,145)	($4,474)
INVESTING ACTIVITIES
Collectible Assets	$60,643	$54,050	-	$6,420	$7,010
Net cash provided by investing activities	$60,643	$54,050	-	$6,420	$7,010
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$39,135	$13,769	($1,558)	$1,275	$2,536
Cash at beginning of period	$1,144	($179)	$21,789	$6,606	$27,568
Cash at end of period	$40,279	$13,590	$20,232	$7,881	$30,104

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14
OPERATING ACTIVITIES
Net Income	($34,999)	($6,509)	($11,034)	($5,679)	($25,094)
Net cash provided by operating activities	($34,999)	($6,509)	($11,034)	($5,679)	($25,094)
INVESTING ACTIVITIES
Collectible Assets	$55,738	$10,804	$24,030	-	$63,700
Net cash provided by investing activities	$55,738	$10,804	$24,030	-	$63,700
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$20,738	$4,295	$12,996	($5,679)	$38,606
Cash at beginning of period	$10	$51,985	$21,834	$137,664	($148)
Cash at end of period	$20,748	$56,280	$34,830	$131,986	$38,458

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4
OPERATING ACTIVITIES
Net Income	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)
Net cash provided by operating activities	($9,783)	($2,266)	($1,546)	($3,090)	($1,737)
INVESTING ACTIVITIES
Collectible Assets	$39,235	-	-	-	-
Net cash provided by investing activities	$39,235	-	-	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$29,451	($2,266)	($1,546)	($3,090)	($1,737)
Cash at beginning of period	($247)	$21,894	($284)	$23,926	$20,310
Cash at end of period	$29,204	$19,628	($1,830)	$20,835	$18,573

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2
OPERATING ACTIVITIES
Net Income	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)
Net cash provided by operating activities	($2,863)	($15,250)	($37,216)	($5,184)	($1,621)
INVESTING ACTIVITIES
Collectible Assets	-	$36,720	$90,480	$25,771	-
Net cash provided by investing activities	-	$36,720	$90,480	$25,771	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($2,863)	$21,470	$53,264	$20,587	($1,621)
Cash at beginning of period	$54,927	$11,396	$25	$8,742	$26,768
Cash at end of period	$52,064	$32,865	$53,290	$29,328	$25,147

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1
OPERATING ACTIVITIES
Net Income	($9,903)	($349)	($5,179)	($2,113)	($6,628)
Net cash provided by operating activities	($9,903)	($349)	($5,179)	($2,113)	($6,628)
INVESTING ACTIVITIES
Collectible Assets	-	$3,896	$4,704	-	$15,555
Net cash provided by investing activities	-	$3,896	$4,704	-	$15,555
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($9,903)	$3,547	($475)	($2,113)	$8,927
Cash at beginning of period	($525)	$9,679	$59,847	($214)	$1,187
Cash at end of period	($10,428)	$13,226	$59,373	($2,327)	$10,114

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1
OPERATING ACTIVITIES
Net Income	($23,686)	($16,520)	($1,875)	($5,166)	($2,139)
Net cash provided by operating activities	($23,686)	($16,520)	($1,875)	($5,166)	($2,139)
INVESTING ACTIVITIES
Collectible Assets	$40,739	$28,906	-	$20,568	-
Net cash provided by investing activities	$40,739	$28,906	-	$20,568	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$17,053	$12,386	($1,875)	$15,402	($2,139)
Cash at beginning of period	$492	$5,777	$11,053	$26,392	$16,815
Cash at end of period	$17,545	$18,164	$9,177	$41,794	$14,677

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2
OPERATING ACTIVITIES
Net Income	($13,563)	($13,970)	($2,527)	($2,220)	($3,775)
Net cash provided by operating activities	($13,563)	($13,970)	($2,527)	($2,220)	($3,775)
INVESTING ACTIVITIES
Collectible Assets	$32,244	$51,643	$947	-	-
Net cash provided by investing activities	$32,244	$51,643	$947	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$18,681	$37,673	($1,580)	($2,220)	($3,775)
Cash at beginning of period	$25,334	$19,742	$29,528	$23,815	$67
Cash at end of period	$44,015	$57,415	$27,947	$21,596	($3,708)

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6
OPERATING ACTIVITIES
Net Income	($8,426)	($6,712)	$68,228	($15,800)	($3,435)
Net cash provided by operating activities	($8,426)	($6,712)	$68,228	($15,800)	($3,435)
INVESTING ACTIVITIES
Collectible Assets	$19,866	-	-	$29,343	-
Net cash provided by investing activities	$19,866	-	-	$29,343	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$11,439	($6,712)	$68,228	$13,543	($3,435)
Cash at beginning of period	$8,140	$88,602	$93	$37,018	$38,067
Cash at end of period	$19,580	$81,890	$68,322	$50,561	$34,632

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK
OPERATING ACTIVITIES
Net Income	($3,175)	($1,740)	$1,687	($1,687)	$71,677
Net cash provided by operating activities	($3,175)	($1,740)	$1,687	($1,687)	$71,677
INVESTING ACTIVITIES
Collectible Assets	$688	$1,074	$1,320	-	-
Net cash provided by investing activities	$688	$1,074	$1,320	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($2,487)	($665)	$3,007	($1,687)	$71,677
Cash at beginning of period	$64,424	$35,989	$59,406	$2,237	($525)
Cash at end of period	$61,937	$35,324	$62,414	$550	$71,152

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2026
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)
OPERATING ACTIVITIES
Net Income	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)
Net cash provided by operating activities	($2,620)	($2,806)	($3,407)	($3,229)	($25,024)	($1,749)	($1,097,086)
INVESTING ACTIVITIES
Collectible Assets	-	-	$10,685	-	$57,147	$1,020	$2,426,147
Net cash provided by investing activities	-	-	$10,685	-	$57,147	$1,020	$2,426,147
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-	-	-
Net cash increase for period	($2,620)	($2,806)	$7,278	($3,229)	$32,122	($730)	$1,329,061
Cash at beginning of period	($95)	($53)	($232)	$15,768	($1,035)	$46,732	$1,596,549
Cash at end of period	($2,716)	($2,860)	$7,046	$12,539	$31,087	$46,002	$2,925,610

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-0001	VV-PNST	VV-STEML	VV-SUPR	VV-CHAM
OPERATING ACTIVITIES
Net Income	$685	($28)	$31	($104)	($241)
Net cash provided by operating activities	$685	($28)	$31	($104)	($241)
INVESTING ACTIVITIES
Collectible Assets	-	-	$4,655	-	$3,383
Net cash provided by investing activities	-	-	$4,655	-	$3,383
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$685	($28)	$4,686	($104)	$3,143
Cash at beginning of period	($685)	$407	$5,414	$1,508	$10,420
Cash at end of period	-	$379	$10,100	$1,403	$13,562

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-BDX	VV-MACAL	VV-SPAN	VV-BOWCK	VV-FUTUR
OPERATING ACTIVITIES
Net Income	($108)	($33)	($57)	($31)	$4
Net cash provided by operating activities	($108)	($33)	($57)	($31)	$4
INVESTING ACTIVITIES
Collectible Assets	-	-	$2,441	-	$360
Net cash provided by investing activities	-	-	$2,441	-	$360
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($108)	($33)	$2,385	($31)	$364
Cash at beginning of period	$1,556	$479	$9,099	$441	$631
Cash at end of period	$1,448	$446	$11,484	$410	$995

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRC	VV-NAPA	VV-RHONE	VV-PTRS	VV-JPWY
OPERATING ACTIVITIES
Net Income	($53)	($311)	($242)	($11)	($73)
Net cash provided by operating activities	($53)	($311)	($242)	($11)	($73)
INVESTING ACTIVITIES
Collectible Assets	-	-	$1,617	-	-
Net cash provided by investing activities	-	-	$1,617	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($53)	($311)	$1,375	($11)	($73)
Cash at beginning of period	$772	$4,488	$5,533	$163	$1,054
Cash at end of period	$719	$4,177	$6,909	$152	$981

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-PDMT	VV-BOD10	VV-ROSE	VV-GPS	VV-LAF10
OPERATING ACTIVITIES
Net Income	($60)	($4,469)	($500)	($50)	($47)
Net cash provided by operating activities	($60)	($4,469)	($500)	($50)	($47)
INVESTING ACTIVITIES
Collectible Assets	-	$12,386	$5,140	-	-
Net cash provided by investing activities	-	$12,386	$5,140	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($60)	$7,917	$4,640	($50)	($47)
Cash at beginning of period	$871	$2,156	$1,004	$727	$682
Cash at end of period	$811	$10,073	$5,644	$677	$635

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-JYFT	VV-MR19	VV-BDMA	VV-DRCH	VV-MACAL50
OPERATING ACTIVITIES
Net Income	$272	($11)	$337	($21)	($45)
Net cash provided by operating activities	$272	($11)	$337	($21)	($45)
INVESTING ACTIVITIES
Collectible Assets	$467	-	$3,133	-	-
Net cash provided by investing activities	$467	-	$3,133	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$738	($11)	$3,470	($21)	($45)
Cash at beginning of period	$119	$158	$12,248	$299	$648
Cash at end of period	$858	$147	$15,718	$278	$603

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-GERM	VV-LR15	VV-JSCV	VV-SCRV	VV-CDCV
OPERATING ACTIVITIES
Net Income	($100)	($27)	($24)	($51)	$19
Net cash provided by operating activities	($100)	($27)	($24)	($51)	$19
INVESTING ACTIVITIES
Collectible Assets	-	-	-	-	$346
Net cash provided by investing activities	-	-	-	-	$346
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($100)	($27)	($24)	($51)	$365
Cash at beginning of period	$1,443	$394	$344	$738	$669
Cash at end of period	$1,343	$367	$320	$687	$1,034

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-CB100	VV-KGC1	VV-DRC15	VV-CHBL1	VV-BDXM1
OPERATING ACTIVITIES
Net Income	($2,674)	($29)	($30)	($1,502)	$2,000
Net cash provided by operating activities	($2,674)	($29)	($30)	($1,502)	$2,000
INVESTING ACTIVITIES
Collectible Assets	$13,268	-	-	-	$6,787
Net cash provided by investing activities	$13,268	-	-	-	$6,787
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$10,594	($29)	($30)	($1,502)	$8,787
Cash at beginning of period	$321	$424	$428	$21,673	$3,644
Cash at end of period	$10,916	$394	$399	$20,172	$12,431

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-PFGV	VV-WBURG	VV-KGC2	VV-MACAL2	VV-MVRW
OPERATING ACTIVITIES
Net Income	$506	($615)	($62)	($41)	($61)
Net cash provided by operating activities	$506	($615)	($62)	($41)	($61)
INVESTING ACTIVITIES
Collectible Assets	$10,062	-	-	-	-
Net cash provided by investing activities	$10,062	-	-	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$10,568	($615)	($62)	($41)	($61)
Cash at beginning of period	$11,835	$8,875	$890	$592	$873
Cash at end of period	$22,403	$8,261	$829	$551	$813

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCRC1	VV-CDVM	VV-MACAL3	VV-POM1	VV-BXEP21
OPERATING ACTIVITIES
Net Income	($39)	($39)	($51)	($225)	$2,559
Net cash provided by operating activities	($39)	($39)	($51)	($225)	$2,559
INVESTING ACTIVITIES
Collectible Assets	-	-	-	-	$12,708
Net cash provided by investing activities	-	-	-	-	$12,708
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	$2,532	-
Net cash provided by financing activities	-	-	-	$2,532	-
Net cash increase for period	($39)	($39)	($51)	$2,307	$15,267
Cash at beginning of period	$564	$564	$733	$3,248	$2,871
Cash at end of period	$524	$524	$682	$5,555	$18,138

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH17	VV-MACFC	VV-BOW50	VV-CCC1	VV-TLC1
OPERATING ACTIVITIES
Net Income	($124)	($26)	($23)	($34)	$1,131
Net cash provided by operating activities	($124)	($26)	($23)	($34)	$1,131
INVESTING ACTIVITIES
Collectible Assets	-	-	-	-	$3,456
Net cash provided by investing activities	-	-	-	-	$3,456
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($124)	($26)	($23)	($34)	$4,587
Cash at beginning of period	$1,794	$372	$338	$490	$445
Cash at end of period	$1,669	$346	$315	$456	$5,032

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RTBC	VV-MARG1	VV-SAIC	VV-BDX2K	VV-DRCH14
OPERATING ACTIVITIES
Net Income	($40)	($5,335)	$1,872	($13,206)	($28)
Net cash provided by operating activities	($40)	($5,335)	$1,872	($13,206)	($28)
INVESTING ACTIVITIES
Collectible Assets	-	$25,585	$5,620	$52,000	-
Net cash provided by investing activities	-	$25,585	$5,620	$52,000	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($40)	$20,250	$7,493	$38,794	($28)
Cash at beginning of period	$575	$552	$3,693	$40,574	$406
Cash at end of period	$535	$20,802	$11,185	$79,368	$378

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-HAWV	VV-MACAL4	VV-LAF19	VV-KGC3	VV-KGC4
OPERATING ACTIVITIES
Net Income	($21)	($31)	($18)	($34)	($25)
Net cash provided by operating activities	($21)	($31)	($18)	($34)	($25)
INVESTING ACTIVITIES
Collectible Assets	-	-	-	-	-
Net cash provided by investing activities	-	-	-	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($21)	($31)	($18)	($34)	($25)
Cash at beginning of period	$299	$451	$259	$485	$361
Cash at end of period	$278	$420	$241	$451	$336

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DP08	VV-DL19	VV-DRC09	VV-ITRC	VV-BOW2
OPERATING ACTIVITIES
Net Income	($33)	($25)	($41)	($380)	($22)
Net cash provided by operating activities	($33)	($25)	($41)	($380)	($22)
INVESTING ACTIVITIES
Collectible Assets	-	-	-	-	-
Net cash provided by investing activities	-	-	-	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($33)	($25)	($41)	($380)	($22)
Cash at beginning of period	$479	$355	$592	$5,486	$316
Cash at end of period	$446	$330	$551	$5,106	$294

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-KCSK	VV-YAM1	VV-LBV1	VV-SCC1	VV-GUGL1
OPERATING ACTIVITIES
Net Income	-	($15)	$1,253	($23)	$437
Net cash provided by operating activities	-	($15)	$1,253	($23)	$437
INVESTING ACTIVITIES
Collectible Assets	-	-	$7,731	-	$2,545
Net cash provided by investing activities	-	-	$7,731	-	$2,545
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	-	($15)	$8,983	($23)	$2,982
Cash at beginning of period	-	$220	$575	$334	$2,491
Cash at end of period	-	$205	$9,558	$311	$5,473

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-DRCH19	VV-BOMA	VV-KGC5	VV-CHJC	VV-HIB1
OPERATING ACTIVITIES
Net Income	($76)	($27)	($21)	$131	($25)
Net cash provided by operating activities	($76)	($27)	($21)	$131	($25)
INVESTING ACTIVITIES
Collectible Assets	-	-	-	$5,850	-
Net cash provided by investing activities	-	-	-	$5,850	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($76)	($27)	($21)	$5,980	($25)
Cash at beginning of period	$1,093	$394	$299	$1,954	$366
Cash at end of period	$1,017	$367	$278	$7,935	$341

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-HBC1	VV-LAT1	VV-SPAN2	VV-KGC6	VV-SCC2
OPERATING ACTIVITIES
Net Income	($48)	$93	$1,248	($25)	($44)
Net cash provided by operating activities	($48)	$93	$1,248	($25)	($44)
INVESTING ACTIVITIES
Collectible Assets	-	$594	$5,543	-	-
Net cash provided by investing activities	-	$594	$5,543	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($48)	$687	$6,791	($25)	($44)
Cash at beginning of period	$687	$1,247	$6,734	$366	$637
Cash at end of period	$640	$1,934	$13,525	$341	$593

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-GCW1	VV-MACAL5	VV-HCC1	VV-CALC1	VV-MACAL6
OPERATING ACTIVITIES
Net Income	($313)	($84)	($46)	($2,183)	($44)
Net cash provided by operating activities	($313)	($84)	($46)	($2,183)	($44)
INVESTING ACTIVITIES
Collectible Assets	-	-	-	$22,021	-
Net cash provided by investing activities	-	-	-	$22,021	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	($313)	($84)	($46)	$19,839	($44)
Cash at beginning of period	$4,514	$1,211	$665	$564	$637
Cash at end of period	$4,202	$1,127	$619	$20,402	$593

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RBV1	VV-SUPR2	VV-AMW1	VV-JPNW	VV-KKCSK
OPERATING ACTIVITIES
Net Income	$607	$327	($51)	($20)	-
Net cash provided by operating activities	$607	$327	($51)	($20)	-
INVESTING ACTIVITIES
Collectible Assets	$20,221	$1,763	-	-	-
Net cash provided by investing activities	$20,221	$1,763	-	-	-
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-
Net cash provided by financing activities	-	-	-	-	-
Net cash increase for period	$20,828	$2,089	($51)	($20)	-
Cash at beginning of period	$8,956	$5,442	$733	$282	-
Cash at end of period	$29,784	$7,531	$682	$262	-

VV MARKETS, LLC
STATEMENT OF CASH FLOWS (BY-SERIES)
For the six months ended June 30, 2025
See accompanying Notes to these Financial Statements
	VV-RUM1	VV-HPHH	VV-RB22	VV-CHAM2	VV-BURGS1	VV-CDP1	Total (all Series)
OPERATING ACTIVITIES
Net Income	($32)	($35)	($22)	$191	($39)	$3,678	($17,303)
Net cash provided by operating activities	($32)	($35)	($22)	$191	($39)	$3,678	($17,303)
INVESTING ACTIVITIES
Collectible Assets	-	-	-	$1,430	-	$20,953	$252,065
Net cash provided by investing activities	-	-	-	$1,430	-	$20,953	$252,065
FINANCING ACTIVITIES
Membership Distributions/Dividends	-	-	-	-	-	-	$2,532
Net cash provided by financing activities	-	-	-	-	-	-	$2,532
Net cash increase for period	($32)	($35)	($22)	$1,622	($39)	$24,631	$237,293
Cash at beginning of period	$462	$507	$316	$547	$564	$3,253	$225,686
Cash at end of period	$430	$472	$294	$2,168	$524	$27,883	$462,979

VV Markets, LLC – Notes to the Financial Statements

NOTE 1: NATURE OF OPERATIONS

VV Markets, LLC (the “Company”) is a Delaware series limited liability company formed on June 16th, 2020. VinVesto Inc. d/b/a Vint, is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to acquire and manage fine wines, spirits, and other wine related entities. The Company has created a number of separate series of interests (the “Series” or “Series of Interests”) and each collection is owned by a separate Series, and the assets and liabilities of each Series are separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and are entitled to share in the return of that particular Series, but are not entitled to share in the return of any other Series.

The Company’s managing member is VinVesto, Inc. (the “Manager”). The Manager is a Delaware corporation formed on June 16th, 2020. The Manager is a technology and marketing company that operates the VinVesto platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”). The Company has sold and does not intend to continue to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series are a collection of assets (plus any cash reserves for future operating expenses). All voting rights, except as specified in the operating agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as may be amended and restated from time to time (the “Operating Agreement”). The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law. As described below, the Company and each Series are expected to be terminated upon completion of the wind-down.

During the six months ended June 30, 2026, our Manager decided to discontinue its business and wind-down its operations, which will include, but is not limited to, liquidating the Manager’s assets, distributing remaining funds to stockholders of the Manager, and dissolving the Manager’s corporate entity. As a subsidiary of the Manager, the Company will be included in this wind-down. The contemplated wind-down of the Company includes liquidating the assets of the Company and each Series, paying or making provision for their respective obligations and applicable wind-down expenses, and distributing any remaining proceeds to the applicable interest holders in accordance with the limited liability company agreement, applicable Series designations, and Delaware law. The process is expected to culminate in the termination of all Series and cancellation of the Company’s certificate of formation.

Operating Agreement

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

After the closing of an offering, each Series is responsible for its own Operating expenses (as defined in Note 2). Prior to the closing, Operating expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating expenses and not seek reimbursement, (b) loan the amount of the Operating expenses to the series and be entitled to reimbursement of such amount from future revenues generated by the series (“Operating expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. On a consolidated basis, the Company has not generated profits since inception, although certain individual Series have generated net income. The Company has sustained a $1,097,086 loss for the six months ended June 30, 2026 and has $5,409,581 of members’ equity as of June 30, 2026. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through cash held by the applicable Series and proceeds from the sale of the Series’ remaining underlying assets. These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Revenues are generated at the Series level. During the six months ended June 30, 2026, the Company authorized zero (0) Series, for a total of ninety-six (96) Series authorized as of June 30, 2026. For the six months ended June 30, 2026, sixty-five (65) Series generated revenues of $1,622,890 from the sale of underlying assets held by those Series. For the six months ended June 30, 2025, twenty-eight (28) Series generated revenues of $249,761.

Revenue generated during the six months ended June 30, 2026 by each Series that generated revenues during this period is set forth in the table below.

Series Name	Revenue (During the Six Months Ended June 30, 2026)
VV-STEML	$6,266
VV-SUPR	$3,683
VV-BDX	$25,143
VV-MACAL	$34,336
VV-SPAN	$17,231
VV-FUTUR	$2,445
VV-DRC	$91,914
VV-NAPA	$11,469
VV-RHONE	$9,931
VV-JPWY	$57,745
VV-PDMT	$46,730
VV-BOD10	$39,347
VV-ROSE	$5,138
VV-GPS	$85,285
VV-LAF10	$8,856
VV-BDMA	$705
VV-DRCH	$33,307
VV-MACAL50	$41,221
VV-GERM	$1,002
VV-LR15	$32,953
VV-JSCV	$27,215
VV-CB100	$3,056
VV-KGC1	$34,336
VV-DRC15	$41,822
VV-BDXM1	$16,999
VV-PFGV	$8,928
VV-WBURG	$54,776
VV-KGC2	$19,878
VV-MACAL2	$43,975
VV-MVRW	$30,205
VV-CDVM	$24,145
VV-MACAL3	$43,975
VV-POM1	$35,011
VV-BXEP21	$22,378
VV-DRCH17	$42,061
VV-MACFC	$15,953
VV-CCC1	$4,149
VV-TLC1	$5,167
VV-RTBC	$24,062

VV-MARG1	$7,526
VV-SAIC	$15,099
VV-DRCH14	$41,155
VV-HAWV	$31,355
VV-DL19	$23,600
VV-DRC09	$56,827
VV-ITRC	$22,949
VV-YAM1	$4,800
VV-LBV1	$2,874
VV-GUGL1	$10,992
VV-DRCH19	$23,466
VV-BOMA	$14,878
VV-CHJC	$17,782
VV-HBC1	$22,760
VV-LAT1	$40,507
VV-SPAN2	$873
VV-GCW1	$13,276
VV-HCC1	$72,000
VV-CALC1	$16,970
VV-RBV1	$678
VV-SUPR2	$1,090
VV-AMW1	$7,200
VV-KKCSK	$75,600
VV-RB22	$9,204
VV-BURGS1	$35,424
VV-CDP1	$1,208
Total	$1,622,890

Revenues and expenses are received or incurred at the level of each series or within the Company’s Manager.

Each Series will continue to incur Operating expenses including, but not limited to, storage, insurance, transportation, maintenance, and wind down expenses, on an ongoing basis.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Offering Expenses

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager. While the Manager is entitled to reimbursement of these offering expenses incurred on behalf of the Series, the Manager will generally elect not to be reimbursed through the proceeds of the offering related to the Series. Additionally, should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Wine & Spirits Assets and Other Collectible Assets

The assets are recorded at cost. The cost of the assets includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the assets as long-lived assets, and the assets are subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge may be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the assets. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2026, the Company's total investment in the Wine & Spirits Assets across all Series was $8,937,500 as detailed in the table below. There has been no increase to the total investment since December 31, 2025, $8,937,500.

Series Name	Underlying Assets	Minimum Offering Size
VV-0001	California Collection	$46,000
VV-PNST	Laurent Ponsot Collection	$46,000
VV-SUPR	Super Tuscan Collection	$71,500
VV-CHAM	Champagne Collection	$73,000
VV-STEML	St. Emillion Collection	$64,500
VV-MACAL	Macallan Fine & Rare Collection	$85,000
VV-BOWCK	Bowmore Cask Collection	$94,000
VV-FUTUR	Bordeaux 2020 Futures Collection	$112,000
VV-BDX	Bordeaux Classics Collection	$85,000
VV-SPAN	Spanish Collection	$84,000
VV-DRC	DRC Collection	$137,000
VV-NAPA	Napa 2018 Collection	$142,000
VV-RHONE	Domaines of Rhone Collection	$153,000
VV-PDMT	Piemonte Collection	$154,500
VV-JPWY	Karuizawa “36 Views of Mt. Fuji”	$187,000

VV-PTRS	Petrus Collection	$29,000
VV-ROSE	Rosé Champagne Collection	$41,000
VV-BOD10	2010 Decade Collection	$99,500
VV-WBURG	White Burgundy Collection	$138,000
VV-GERM	German Collection	$53,000
VV-LAF10	Lafite 10-Year Vertical Collection	$121,000
VV-MACAL50	Macallan 50 Year Old Collection	$115,000
VV-JYFT	Joy Fantastic Vint Primeur Collection	$24,000
VV-GPS	Glenfarclas Pagoda Series	$129,000
VV-BDMA	Brunello di Montalcino All-Stars Collection	$43,000
VV-CDCV	Comtes de Champagne Vertical Collection	$38,000
VV-DRCH	Domaine de la Romanée-Conti Horizontal Collection	$53,000
VV-MR19	Mouton Rothschild 2019 Collection	$28,000
VV-SCRV	Screaming Eagle ‘17, ‘18, ‘19 Collection	$131,000
VV-BDXM1	Bordeaux Superstars in Magnum Collection	$200,000
VV-CB100	Cheval Blanc 100-Point Collection	$57,000
VV-JSCV	Jacques Selosse Champagne Mini Vertical Collection	$61,000
VV-KGC1	Karuizawa Geisha Collection	$75,000
VV-LR15	Domaine Leroy 2015 Collection	$70,000
VV-PFGV	Penfolds Grange Vertical Collection	$82,000
VV-BDX2K	Bordeaux Millennium Collection	$176,000
VV-BXEP21	Bordeaux En Primeur 2021 Collection	$230,000
VV-CDVM	Vogue Musigny Vertical Collection	$100,000
VV-CHBL1	Domaine Raveneau Collection	$30,000
VV-DRC15	DRC 2015 Assortment Collection	$76,000
VV-DRCRC1	DRC Romanée-Conti 2018 Collection	$100,000
VV-KGC2	Karuizawa Sapphire Geisha Collection	$158,000
VV-MACAL2	The Macallan Red 71 Collection	$105,000
VV-MACAL3	The Macallan Red 78 Collection	$130,000
VV-MVRW	Midleton Silent Distillery Collection	$155,000
VV-POM1	Pomerol Rarities Collection	$110,000
VV-BOW50	Bowmore 50 Year Old Collection	$60,000
VV-CCC1	Cristal Champagne Collection	$87,000
VV-DL19	Domaine Leflaive 2019 Grand Cru Collection	$63,000
VV-DRCH17	Domaine de la Romanée-Conti 2017 Horizontal Collection	$88,000
VV-HAWV	Hundred Acre Vertical Collection	$53,000
VV-LAF19	Lafite Rothschild 2019 Collection	$46,000
VV-MACFC	Macallan Archival Folio Collection	$66,000
VV-MARG1	Château Margaux Vertical Collection	$98,000
VV-RTBC	2019 Rousseau “Trinity” Burgundy Collection	$102,000
VV-SAIC	South American Icons Collection	$68,000
VV-TLC1	Tuscan Legends Collection	$79,000
VV-BOW2	Bowmore Black and Gold Collection	$56,000
VV-DP08	2008 Dom Perignon Collection	$85,000
VV-DRC09	2009 DRC Romanée-Conti Collection	$105,000
VV-DRCH14	2014 DRC Assortment Case Collection	$72,000
VV-DRCH19	2019 DRC Assortment Collection	$194,000

VV-ITRC	Italian Rarities Collection	$73,000
VV-KCSK	Karuizawa Cask Collection	$315,000
VV-KGC3	Karuizawa Pearl Geisha Collection	$86,000
VV-KGC4	Karuizawa Golden Geisha Collection	$64,000
VV-MACAL4	The Macallan Exceptional Cask Collection	$80,000
VV-YAM1	The Yamazaki 25 YO Collection	$39,000
VV-BOMA	Bonnes Mares Collection	$70,000
VV-CHJC	Champagne Jewels Collection	$69,000
VV-GUGL1	Guigal 2019 La Las Collection	$61,000
VV-HBC1	Haut Brion & La Mission Collection	$122,000
VV-HIB1	Hibiki Kutani Collection	$65,000
VV-KGC5	Karuizawa Geisha Collection #5	$53,000
VV-LAT1	2015 Latour Collection	$82,000
VV-LBV1	Left Bank Bordeaux Values	$102,000
VV-RBV1	Right Bank Bordeaux Values	$95,000
VV-SCC1	Superlative Scotch Cask Collection	$59,500
VV-SPAN2	Vega Sicilia Unico Collection	$72,000
VV-KGC6	Karuizawa Geisha Collection #6	$65,000
VV-AMW1	American Whiskey Collection	$130,000
VV-BURGS1	2020 Burgundy Stars	$100,000
VV-CALC1	2019 California Cults Collection	$100,000
VV-CHAM2	Champagne Stars #2	$97,000
VV-GCW1	2020 Grand Cru Whites	$52,500
VV-HCC1	Hanyu Cask Collection	$118,000
VV-MACAL5	The Macallan Red Collection	$215,000
VV-MACAL6	Tales of The Macallan Collection	$113,000
VV-SCC2	Superlative Scottish Casks #2	$113,000
VV-SUPR2	2020 Super Tuscans	$49,500
VV-RB22	Right Bank 2022 En Primeur Collection	$56,000
VV-KKCSK	Kiyokawa Cask Collection	$125,000
VV-CDP1	Chateauneuf du Pape Champions Collection	$60,000
VV-RUM1	Rare Rum Cask Collection	$82,000
VV-HPHH	Highland Park Hogshead Collection	$90,000
VV-JPNW	Japanese Whisky Icons Collection	$50,000
Total		$8,937,500

Operating Expenses

Operating expenses related to a particular collection of assets are costs and expenses attributable the assets of a particular Series and include storage, insurance, transportation, annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. Operating expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating expenses the Manager may (a) pay such Operating expenses and not seek reimbursement,

(b) loan the amount of the Operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income Taxes

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers. Officers may also invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by the Manager as of June 30, 2026.

Series Name	Owner	Number of Interests Owned	Cash Paid	Percentage of Series
Series VV-0001	Vinvesto, Inc.	42	$1,932	4.20%
Series VV-PNST	Vinvesto, Inc.	210	$4,830	10.50%
Series VV-PNST	Patrick Sanders	96	$2,208	4.80%
Series VV-SUPR	Vinvesto, Inc.	12	$432	0.60%
Series VV-CHAM	Vinvesto, Inc.	44	$2,200	3.00%
Series VV-CHAM	Patrick Sanders	15	$750	1.00%
Series VV-STEML	Vinvesto, Inc.	517	$5,170	8.00%
Series VV-MACAL	Vinvesto, Inc.	56	$2,800	3.30%
Series VV-MACAL	Patrick Sanders	20	$1,000	1.20%
Series VV-BOWCK	Vinvesto, Inc.	395	$18,565	19.80%
Series VV-BOWCK	Patrick Sanders	322	$15,134	16.10%
Series VV-FUTUR	Vinvesto, Inc.	154	$10,780	9.60%
Series VV-BDX	Vinvesto, Inc.	13	$520	0.60%
Series VV-SPAN	Vinvesto, Inc.	275	$16,500	19.60%
Series VV-SPAN	Patrick Sanders	173	$10,380	12.40%
Series VV-DRC	Vinvesto, Inc.	202	$5,050	3.70%
Series VV-NAPA	Vinvesto, Inc.	296	$14,800	10.40%
Series VV-NAPA	Nicholas King	40	$2,000	1.40%
Series VV-RHONE	Vinvesto, Inc.	130	$5,200	3.40%
Series VV-PDMT	Vinvesto, Inc.	342	$17,100	11.10%
Series VV-JPWY	Vinvesto, Inc.	69	$2,346	1.30%
Series VV-PTRS	Vinvesto, Inc.	5	$290	1.00%
Series VV-ROSE	Vinvesto, Inc.	34	$1,394	3.40%
Series VV-BOD10	Vinvesto, Inc.	171	$8,550	8.60%
Series VV-WBURG	Vinvesto, Inc.	142	$4,260	3.10%
Series VV-GERM	Vinvesto, Inc.	91	$4,823	9.10%
Series VV-LAF10	Vinvesto, Inc.	18	$1,800	1.50%

Series VV-MACAL50	Vinvesto, Inc.	29	$580	0.50%
Series VV-JYFT	Vinvesto, Inc.	34	$1,020	4.30%
Series VV-GPS	Vinvesto, Inc.	36	$1,548	1.20%
Series VV-BDMA	Vinvesto, Inc.	19	$950	2.20%
Series VV-CDCV	Vinvesto, Inc.	16	$800	2.10%
Series VV-DRCH	Vinvesto, Inc.	3	$300	0.60%
Series VV-MR19	Vinvesto, Inc.	5	$500	1.80%
Series VV-SCRV	Vinvesto, Inc.	7	$700	0.50%
Series VV-BDXM1	Vinvesto, Inc.	63	$3,150	1.60%
Series VV-CB100	Vinvesto, Inc.	3	$300	0.50%
Series VV-JSCV	Vinvesto, Inc.	10	$1,000	1.60%
Series VV-KGC1	Vinvesto, Inc.	18	$900	1.20%
Series VV-LR15	Vinvesto, Inc.	4	$400	0.60%
Series VV-PFGV	Vinvesto, Inc.	10	$0	0.60%
Series VV-BDX2K	Vinvesto, Inc.	21	$2,100	1.20%
Series VV-BXEP21	Vinvesto, Inc.	58	$2,900	1.30%
Series VV-CDVM	Vinvesto, Inc.	22	$2,200	2.20%
Series VV-CHBL1	Vinvesto, Inc.	3	$150	0.50%
Series VV-DRC15	Vinvesto, Inc.	7	$700	0.90%
Series VV-DRCRC1	Vinvesto, Inc.	5	$500	0.50%
Series VV-KGC2	Vinvesto, Inc.	9	$900	0.60%
Series VV-MACAL2	Vinvesto, Inc.	6	$600	0.60%
Series VV-MACAL3	Vinvesto, Inc.	15	$1,500	1.20%
Series VV-MVRW	Vinvesto, Inc.	16	$800	0.50%
Series VV-POM1	Vinvesto, Inc.	10	$1,000	0.90%
Series VV-BOW50	Vinvesto, Inc.	4	$400	0.70%
Series VV-CCC1	Vinvesto, Inc.	5	$500	0.60%
Series VV-DL19	Vinvesto, Inc.	15	$1,500	2.40%
Series VV-DRCH17	Vinvesto, Inc.	6	$600	0.70%
Series VV-HAWV	Vinvesto, Inc.	8	$400	0.80%
Series VV-LAF19	Vinvesto, Inc.	5	$250	0.50%
Series VV-MACFC	Vinvesto, Inc.	11	$550	0.80%
Series VV-MARG1	Vinvesto, Inc.	6	$600	0.60%
Series VV-RTBC	Vinvesto, Inc.	11	$1,100	1.10%
Series VV-SAIC	Vinvesto, Inc.	4	$400	0.60%
Series VV-TLC1	Vinvesto, Inc.	7	$700	0.90%
Series VV-BOW2	Vinvesto, Inc.	6	$300	0.50%
Series VV-DP08	Vinvesto, Inc.	13	$650	0.80%
Series VV-DRC09	Vinvesto, Inc.	9	$900	0.90%
Series VV-DRCH14	Vinvesto, Inc.	8	$400	0.60%
Series VV-DRCH19	Vinvesto, Inc.	20	$2,000	1.00%
Series VV-ITRC	Vinvesto, Inc.	7	$350	0.50%
Series VV-KCSK	Vinvesto, Inc.	16	$1,600	0.50%
Series VV-KGC3	Vinvesto, Inc.	11	$1,100	1.30%
Series VV-KGC4	Vinvesto, Inc.	9	$450	0.70%
Series VV-MACAL4	Vinvesto, Inc.	5	$500	0.60%
Series VV-YAM1	Vinvesto, Inc.	5	$250	0.60%

Series VV-BOMA	Vinvesto, Inc.	6	$600	0.90%
Series VV-CHJC	Vinvesto, Inc.	5	$500	0.70%
Series VV-GUGL1	Vinvesto, Inc.	6	$600	1.00%
Series VV-HBC1	Vinvesto, Inc.	15	$1,500	1.20%
Series VV-HIB1	Vinvesto, Inc.	4	$400	0.60%
Series VV-KGC5	Vinvesto, Inc.	6	$600	1.10%
Series VV-LAT1	Vinvesto, Inc.	5	$500	0.60%
Series VV-LBV1	Vinvesto, Inc.	8	$800	0.80%
Series VV-RBV1	Vinvesto, Inc.	5	$500	0.50%
Series VV-SCC1	Vinvesto, Inc.	5	$500	0.80%
Series VV-SPAN2	Vinvesto, Inc.	7	$700	1.00%
Series VV-KGC6	Vinvesto, Inc.	4	$400	0.60%
Series VV-AMW1	Vinvesto, Inc.	28	$2,800	2.20%
Series VV-BURGS1	Vinvesto, Inc.	5	$500	0.50%
Series VV-CALC1	Vinvesto, Inc.	6	$600	0.60%
Series VV-CHAM2	Vinvesto, Inc.	5	$500	0.50%
Series VV-GCW1	Vinvesto, Inc.	8	$800	1.50%
Series VV-HCC1	Vinvesto, Inc.	12	$1,200	1.00%
Series VV-MACAL5	Vinvesto, Inc.	11	$1,100	0.50%
Series VV-MACAL6	Vinvesto, Inc.	9	$900	0.80%
Series VV-SCC2	Vinvesto, Inc.	9	$900	0.80%
Series VV-SUPR2	Vinvesto, Inc.	6	$600	1.20%
Series VV-RB22	Vinvesto, Inc.	20	$2,000	3.60%
Series VV-KKCSK	Vinvesto, Inc.	7	$700	0.60%
Series VV-CDP1	Vinvesto, Inc.	3	$300	0.50%
Series VV-RUM1	Vinvesto, Inc.	15	$1,500	1.80%
Series VV-HPHH	Vinvesto, Inc.	10	$1,000	1.10%
Series VV-JPNW	Vinvesto, Inc.	3	$300	0.60%

The Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the six months ended June 30, 2026, the Manager did not receive Sourcing Fees. During the six months ended June 30, 2025, the Manager did not receive Sourcing Fees.

Expenses associated with the wind-down of the Company (the “Orderly Wind Down & Dissolution Expenses”) totaled $271,329 during the six months ended June 30, 2026, and included $60,291 of expenses related to G2 Capital Advisors, LLC for services rendered to manage the wind-down of the Manager, including liquidation of assets and settling of remaining obligations.

NOTE 4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collection of assets and Operating expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collection of assets include the offering expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating expenses the Company distinguishes between Operating expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating expenses are the responsibility of each Series of Interests and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interests in a Series. Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the sale of underlying assets is allocated to the Series that held the assets sold. For the six month period ended June 30, 2026, the Series generated $1,622,890 in revenue. For the six month period ended June 30, 2025, the Series generated $249,761 in revenue.

Offering expenses, other than those related to the overall business of the Manager (as described in Note 2) are funded by the Manager and, at the Manager’s election, are generally not reimbursed from the Series proceeds upon the closing of an offering. No offering expenses have been incurred by the Company during the six months ended June 30, 2026. For the six month period ended June 30, 2025 no offering expenses were incurred.

Acquisition expenses (cost of collectible assets) purchases are funded by the Manager and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $0 in acquisition expenses at June 30, 2026. For the six month period ended June 30, 2025 acquisition expenses of $0 were incurred.

Other expenses are funded by the Manager and reimbursed from the Series. The Series reimbursed the Manager $13,000 for audit and tax expenses at June 30, 2026. For the six month period ended June 30, 2025 the Series reimbursed the Manager $15,000 for audit and tax expenses. During the six months ended June 30, 2026, the Series also incurred broker-dealer expenses of $9,500 and Orderly Wind Down & Dissolution Expenses of $271,329, allocated amongst the Series in accordance with the Manager’s allocation policy. No such expenses were incurred during the six months ended June 30, 2025.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering. During the period from January 1, 2026 to June 30, 2026, the Manager received $0 in Sourcing Fees.

NOTE 5: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the assets held in that series after deduction of expense allocations and direct expenses attributable to the assets, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the assets will be liquidated, and proceeds distributed as follows:

(i) first, to any third-party creditors;

(ii) second, to any creditors that are the Manager or its affiliates;

(iii) third, 100% to the Interest holder of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution.

NOTE 6: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the process of liquidating its assets and winding up its business as described in Note 1 to these financial statements.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 7: SUBSEQUENT EVENTS

Management Evaluation

Management has evaluated all subsequent events through September 28, 2026, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements. Additional sales of Series’ collectible assets have occurred in July, August, and September of 2026. Management estimates all collectible assets will be sold and distributions of remaining assets to Series interest holders will be made by the end of 2026.

ITEM 4. EXHIBITS

Exhibit Index

The documents listed in this Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Certificate of Formation of VV Markets, LLC^
2.2	Limited Liability Company Agreement of VV Markets LLC^^
3.1	Series Designation for Series VV-0001 Interests^^
3.2	Series Designation for Series VV PNST Interests^^^
3.3	Series Designation for Series VV-SUPR Interests^^^
3.4	Series Designation for Series VV-STEML Interests^^^
3.5	Series Designation for Series VV-MACAL Interests***
3.6	Series Designation for Series VV-BOWCK Interests***
3.7	Series Designation for Series VV-FUTUR Interests***
3.8	Series Designation for Series VV-BDX Interests***
3.9	Series Designation for Series VV-SPAN Interests***
3.10	Series Designation for Series VV-DRC Interests*
3.11	Series Designation for Series VV-NAPA Interests*
3.12	Series Designation for Series VV-RHONE Interests*
3.13	Series Designation for Series VV-PDMT Interests*
3.14	Series Designation for Series VV-JPWY Interests*
3.15	Series Designation for Series VV-PTRS*
3.16	Series Designation for VV-ROSE++
3.17	Series Designation for VV-BOD10++
3.18	Series Designation for VV-WBURG++
3.19	Series Designation for VV-GERM+
3.20	Series Designation for VV-LAF10++
3.21	Series Designation for VV-MACAL50++
3.22	Series Designation for VV-JYFT++
3.23	Series Designation for VV-GPS++
3.24	Series Designation for VV-CHAM^^^
3.25	Series Designation for VV-BDMA +++
3.26	Series Designation for VV-CDCV +++
3.27	Series Designation for VV-DRCH +++
3.28	Series Designation for VV-MR19 +++
3.29	Series Designation for VV-SCRV +++
3.30	Series Designation for VV-BDXM1##
3.31	Series Designation for VV-CB100##
3.32	Series Designation for VV-JSCV##
3.33	Series Designation for VV-KGC1##
3.34	Series Designation for VV-LR15##
3.35	Series Designation for VV-PFGV##
3.36	Series Designation for VV-BDX2K#
3.37	Series Designation for VV-BXEP21#

3.38	Series Designation for VV-CDVM#
3.39	Series Designation for VV-CHBL1#
3.40	Series Designation for VV-DRC15#
3.41	Series Designation for VV-DRCRC1#
3.42	Series Designation for VV-KGC2#
3.43	Series Designation for VV-MACAL2#
3.44	Series Designation for VV-MACAL3#
3.45	Series Designation for VV-MVRW#
3.46	Series Designation for VV-POM1#
3.47	Series Designation for VV-BOW50@@
3.48	Series Designation for VV-CCC1@
3.49	Series Designation for VV-DL19@
3.50	Series Designation for VV-DRCH17@
3.51	Series Designation for VV-LAF19@
3.52	Series Designation for VV-MACFC@
3.53	Series Designation for VV-MARG1@
3.54	Series Designation for VV-RTBC@
3.55	Series Designation for VV-SAIC@
3.56	Series Designation for VV-TLC1@
3.57	Series Designation for VV-HAWV@
3.58	Series Designation for VV-BOW2†
3.59	Series Designation for VV-DP08†
3.60	Series Designation for VV-DRC09†
3.61	Series Designation for VV-DRCH14†
3.62	Series Designation for VV-DRCH19†
3.63	Series Designation for VV-ITRC†
3.64	Series Designation for VV-KCSK†
3.65	Series Designation for VV-KGC3†
3.66	Series Designation for VV-KGC4†
3.67	Series Designation for VV-MACAL4†
3.68	Series Designation for VV-YAM1†
3.69	Series Designation for VV-BOMA =
3.70	Series Designation for VV-CHJC =
3.71	Series Designation for VV-GUGL1 =
3.72	Series Designation for VV-HBC1 =
3.73	Series Designation for VV-HIB1 =
3.74	Series Designation for VV-KGC5 =
3.75	Series Designation for VV-LAT1 =
3.76	Series Designation for VV-LBV1 =
3.77	Series Designation for VV-RBV1 =
3.78	Series Designation for VV-SCC1 =
3.79	Series Designation for VV-SPAN2 =
3.80	Series Designation for VV-KGC6 =
3.81	Series Designation for VV-AMW1(=)
3.82	Series Designation for VV-BDXG (=)
3.83	Series Designation for VV-BURGS1 (=)
3.84	Series Designation for VV-CALC1 (=)

3.85	Series Designation for VV-CHAM2 (=)
3.86	Series Designation for VV-GCW1 (=)
3.87	Series Designation for VV-HCC1 (=)
3.88	Series Designation for VV-MACAL5 (=)
3.89	Series Designation for VV-MACAL6 (=)
3.90	Series Designation for VV-PNTC (=)
3.91	Series Designation for VV-SCC2 (=)
3.92	Series Designation for VV-SUPR2 (=)
3.93	Series Designation for VV-LB22>
3.94	Series Designation for VV-RB22>
3.95	Series Designation for VV-FG22>
3.96	Series Designation for VV-KKCSK !
3.97	Series Designation for VV-DOM13 !
3.98	Series Designation for VV-PG18 !
3.99	Series Designation for VV-CDP1 !
3.100	Series Designation for VV-IGMS !
3.101	Series Designation for VV-RUM1 !
3.102	Series Designation for VV-HPHH !
3.103	Series Designation for VV-JPNW !
4.1	Form of Subscription Agreement^^^
6.1	Management Services Agreement, dated July 1, 2020, between VV Markets, LLC and VinVesto, Inc. ^^
6.2	Purchase and Sale Agreement, dated September 1, 2020 between VinVesto, Inc. and VV Markets, LLC.^^
6.3	Software and Services License Agreement dated December 20, 2020 between VinVesto, Inc and North Capital Investment Technology Inc. ^^
6.4	Receipt^^
6.5	Receipt^^
6.6	Receipt^^
6.7	Storage Agreement dated January 19, 2021 between VV Markets, LLC and Domain DC Storage.^^
6.8	Form Purchase Option Agreement*
6.9	VV-MACAL Purchase Option Agreement***
6.10	VV-BOWCK Purchase Option Agreement***
6.11	VV-FUTUR Purchase Option Agreement***
6.12	VV-BDX Purchase Option Agreement***
6.13	VV-SPAN Purchase Option Agreement***
6.14	VV-DRC Purchase Agreement*
6.15	VV-NAPA Purchase Option Agreement*
6.16	VV-RHONE Purchase Option Agreement*
6.17	VV-PDMT Purchase Option Agreement*
6.18	VV-JPWY Purchase Option Agreement*
6.19	VV-PTRS Purchase Agreement*
6.20	VV-ROSE Purchase Agreement**
6.21	VV-BOD10 Purchase Agreement**
6.22	VV-WBURG Purchase Agreement**
6.23	VV-GERM Purchase Option Agreement**
6.24	VV-LAF10 Purchase Option Agreement**
6.25	VV-MACAL50 Purchase Option Agreement**

6.26	VV-JYFT Purchase Option Agreement**
6.27	VV-GPS Purchase Option Agreement**
6.28	VV-BDMA Purchase Agreement +++
6.29	VV-CDCV Purchase Agreement +++
6.30	VV-DRCH Purchase Agreement +++
6.31	VV-MR19 Purchase Agreement +++
6.32	VV-SCRV Purchase Agreement +++
6.33	VV-BDXM1 Purchase Agreement##
6.34	VV-CB100 Purchase Agreement##
6.35	VV-JSCV Purchase Agreement##
6.36	VV-KGC1 Purchase Agreement##
6.37	VV-LR15 Purchase Agreement##
6.38	VV-PFGV Purchase Agreement##
6.39	VV-BDX2K Purchase Agreement#
6.40	VV-BXEP21 Purchase Agreement#
6.41	VV-CDVM Purchase Agreement#
6.42	VV-CHBL1 Purchase Agreement#
6.43	VV-DRC15 Purchase Agreement#
6.44	VV-DRCRC1 Purchase Agreement#
6.45	VV-KGC2 Purchase Agreement#
6.46	VV-MACAL2 Purchase Agreement#
6.47	VV-MACAL3 Purchase Agreement#
6.48	VV-MVRW Purchase Agreement#
6.49	VV-POM1 Purchase Agreement#
6.50	VV-BOW50 Purchase Agreement@
6.51	VV-CCC1 Purchase Agreement@
6.52	VV-DL19 Purchase Agreement@
6.53	VV-DRCH17 Purchase Agreement@
6.54	VV-LAF19 Purchase Agreement@
6.55	VV-MACFC Purchase Agreement@
6.56	VV-MARG1 Purchase Agreement@
6.57	VV-RTBC Purchase Agreement@
6.58	VV-SAIC Purchase Agreement@
6.59	VV-TLC1 Purchase Agreement@
6.60	VV-HAWV Purchase Agreement@
6.61	VV-BOW2 Purchase Agreement†
6.62	VV-DP08 Purchase Agreement†
6.63	VV-DRC09 Purchase Agreement†
6.64	VV-DRCH14 Purchase Agreement†
6.65	VV-DRCH19 Purchase Agreement†
6.66	VV-ITRC Purchase Agreement†
6.67	VV-KCSK Purchase Agreement†
6.68	VV-KGC3 Purchase Agreement†
6.69	VV-KGC4 Purchase Agreement†
6.70	VV-MACAL4 Purchase Agreement†
6.71	VV-YAM1 Purchase Agreement†
6.72	VV-BOMA Purchase Agreement =

6.73	VV-CHJC Purchase Agreement =
6.74	VV-GUGL1 Purchase Agreement =
6.75	VV-HBC1 Purchase Agreement =/=
6.76	VV-HIB1 Purchase Agreement =
6.77	VV-KGC5 Purchase Agreement =
6.78	VV-LAT1 Purchase Agreement =/=
6.79	VV-LBV1 Purchase Agreement =
6.80	VV-RBV1 Purchase Agreement =/=
6.81	VV-SCC1 Purchase Agreement =
6.82	VV-SPAN2 Purchase Agreement =/=
6.83	VV-KGC6 Purchase Agreement =/=
6.84	VV-AMW1 Purchase Agreement=/=
6.85	VV-BDXG Purchase Agreement=/=
6.86	VV-BURGS1 Purchase Agreement=/=
6.87	VV-CALC1 Purchase Agreement=/=
6.88	VV-CHAM2 Purchase Agreement=/=
6.89	VV-GCW1 Purchase Agreement=/=
6.90	VV-HCC1 Purchase Agreement=/=
6.91	VV-MACAL5 Purchase Agreement=/=
6.75	VV-HBC1 Purchase Agreement =/=
6.93	VV-PNTC Purchase Agreement=/=
6.94	VV-SCC2 Purchase Agreement=/=
6.95	VV-SUPR2 Purchase Agreement=/=
6.96	VV-LBB22 Purchase Agreement>
6.97	VV-RBB22 Purchase Agreement>
6.98	VV-FG22 Purchase Agreement>
6.99	VV-KKCSK Purchase Agreement!
6.100	VV-DOM13 Purchase Agreement!
6.101	VV-PG18 Purchase Agreement!
6.102	VV-CDP1 Purchase Agreement%
6.103	VV-IGMS Purchase Agreement!
6.104	VV-RUM1 Purchase Agreement!
6.105	VV-HPHH Purchase Agreement!
6.106	VV-JPNW Purchase Agreement!
8.1	Escrow Agreement for Securities Offering, between North Capital Private Securities Corporation^^
99.1	Disaggregated information requested in Item 6 of Part 1 of this Form 1-A !

% Incorporated by reference to the Company’s Annual Report on Form 1-K filed with the SEC on April 26, 2024.

!Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on September 5, 2024

#Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on July 22, 2022

##Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on March 25, 2022

^Incorporated by reference to the Company’s offering statement on Form 1-A filed with the SEC on August 31, 2020

^^Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on March 25, 2021

^^^Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 6, 2021

*Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on October 12, 2021

**Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on February 11, 2022.

***Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on July 22, 2021.

+Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on April 19, 2022.

++Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on March 24, 2022.

+++Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 27, 2022.

@Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on October 7, 2022.

@@Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on November 25, 2022.

†Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on February 22, 2023.

=Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 1, 2023.

(=)Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on May 25, 2023.

=/=Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on July 14, 2023.

>Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on August 14, 2023.

>>Incorporated by reference to the Company’s offering statement on Form 1-A POS filed with the SEC on August 18, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 13, 2026.

VV MARKETS, LLC
By:	VINVESTO, Inc., its managing member

By:	/s/ Daniel Devorsetz
Daniel Devorsetz, Chief Restructuring Officer

This report has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Daniel Devorsetz	Chief Restructuring Officer of VinVesto, Inc.	October 13, 2026
Daniel Devorsetz	(principal executive officer and principal financial and accounting officer)

VinVesto, Inc.	Managing Member	October 13, 2026

By:	/s/ Daniel Devorsetz
Name: Daniel Devorsetz
Title: Chief Restructuring Officer